MEMORANDUM OF CHANGES
             INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY
                       TAX-EXEMPT TRUST, MULTI-SERIES 300

     The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the Trusts.

Prospectus Part I

     Cover Page. The Trust name, Estimated Current Return, Estimated Long-Term Return, CUSIP number and date of the prospectus have been completed. Explanatory disclosure regarding Estimated Current Return and Estimated Long-Term Return has been added.

     Page 2. The "Summary of Essential Financial Information" has been completed.

     Pages 3-4. The "Portfolio" and the notes thereto have been completed. The Cost to Sponsor and Profit (Loss) to Sponsor in note 2 have been set forth in table form and Bid Side Evaluation of Bonds has been deleted.

     Page 6. The Underwriters have been named.

     Page 7. The "Report of Independent Certified Public Accountants and "Statement of Condition" has been completed.

     Back Cover Page. The name of the Fund, Trust and date of the prospectus has been completed.

Prospectus Part II

     Page 4. Disclosure regarding original issue discount bonds has been added.

     Page 13. Information regarding bond insurance companies has been updated.

     Pages 16-18. The "Federal Tax Status" section has been updated.

Information Supplement

     Page 4. Disclosure regarding original issue discount bonds has been added.

     Page 13. Information regarding bond insurance companies has been updated.

     Pages 16-18. The "Federal Tax Status" section has been updated.

                                                              FILE NO. 333-41441
                                                                     CIK #896960

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact Name of Trust: INSURED MUNICIPALS INCOME TRUST AND INVESTORS'
                           QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 300

B.    Name of Depositor:   VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER            VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
   Attention:  Mark J. Kneedy    Attention:  Don G. Powell, Chairman
   111 W. Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/    /  Check box if it is proposed that this filing will become effective on
-----   ______________ at 2:00 p.m. pursuant to Rule 487.

                       INSURED MUNICIPALS INCOME TRUST AND
                       INVESTORS' QUALITY TAX-EXEMPT TRUST
                                MULTI-SERIES 300

                              Cross Reference Sheet


                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

                      FORM N-8B-2                               FORM S-6
                      ITEM NUMBER                         HEADING IN PROSPECTUS


                     I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)  Name of trust                                  )
      (b)  Title of securities issued                     )   Prospectus Part I Front Cover Page

2.    Name and address of Depositor                       )   Part II-The Trusts
                                                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Fund Administration

3.    Name and address of Trustee                         )   Part II-The Trusts
                                                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Trust Administration

4.    Name and address of principal                       )   Part I-Underwriting
        underwriter                                       )

5.    Organization of trust                               )   Part II-The Trusts

6.    Execution and termination of                        )   Part II-The Trusts
        Trust Indenture and Agreement                     )   Part II-Fund Administration

7.    Changes of Name                                     )   *

8.    Fiscal year                                         )   *

9.    Material Litigation                                 )   *


        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.     General information regarding                     )   Part II-The Trusts
          trust's securities and rights                   )   Part II-Rights of Unitholders
          of security holders                             )   Part II-Fund Administration

11.     Type of securities comprising                     )   Part II-The Trusts
          units                                           )   Part I-Cover Page
                                                          )   Part I-Portfolio

12.     Certain information regarding                     )   *
          periodic payment certificates                   )

13.     (a)  Load, fees, charges and                      )   Part II-The Trust
          expenses                                        )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Expenses
                                                          )   Part II-Public Offering
                                                          )

        (b)  Certain information regard-                  )   *
               ing periodic payment plan                  )
               certificates                               )

        (c)  Certain percentages                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Public Offering

        (d)  Certain other fees,                          )   Rights of Unitholders
               expenses or charges                        )   Part II-Expenses
               payable by holders                         )

        (e)  Certain profits to be                        )   Part II-Public Offering
               received by depositor,                     )
               principal underwriter,                     )   Part I-Notes to Portfolios
               trustee or affiliated                      )
               persons                                    )

        (f)  Ratio of annual charges                      )   *
               to income                                  )

14.     Issuance of trust's securities                    )   Part II-Rights of Unitholders

15.     Receipt and handling of payments                  )   *
          from purchasers                                 )

16.     Acquisition and disposition of                    )   Part II-The Trusts
          underlying securities                           )   Part II-Unitholder Explanations
                                                          )   Part II-Fund Administration

17.     Withdrawal or redemption                          )   Part II-Rights of Unitholders
                                                          )   Part II-Fund Administration

18.     (a)  Receipt and disposition                      )
          of income                                       )   Part II-Rights of Unitholders

        (b)  Reinvestment of distribu-                    )   Part II-Rights of Unitholders
               tions                                      )

        (c)  Reserves or special funds                    )   Part II-Rights of Unitholders
                                                          )   Part II-Fund Administration

        (d)  Schedule of distributions                    )   *

19.     Records, accounts and reports                     )   Part II-Rights of Unitholders
                                                          )   Part II-Fund Administration

20.     Certain miscellaneous provisions                  )   Part II-Fund Administration
          of Trust Agreement                              )

21.     Loans to security holders                         )   *

22.     Limitations on liability                          )   Part I-Portfolio
                                                          )   Part II-Fund Administration

23.     Bonding arrangements                              )   *

24.     Other material provisions of                      )   *
          trust indenture or agreement                    )


        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.     Organization of Depositor                         )   Part II-Fund Administration

26.     Fees received by Depositor                        )   Part II-Fund Administration

27.     Business of Depositor                             )   Part II-Fund Administration

28.     Certain information as to                         )
          officials and affiliated                        )   *
          persons of Depositor                            )

29.     Companies owning securities of                    )   *
          Depositor                                       )

30.     Controlling persons of Depositor                  )   *

31.     Compensation of Directors                         )   *

32.     Compensation of Directors                         )   *

33.     Compensation of Employees                         )   *

34.     Compensation to other persons                     )   Part II-Public Offering


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's                           )   Part I-Cover Page
          securities by states                            )   Part II-Public Offering

36.     Suspension of sales of trust's                    )   *
          securities                                      )

37.     Revocation of authority to                        )   *
          distribute                                      )

38.     (a)  Method of distribution                       )

        (b)  Underwriting agreements                      )   Part II-Public Offering

        (c)  Selling agreements                           )

39.     (a)  Organization of principal                    )
               underwriter                                )
                                                          )   Part II-Fund Administration
        (b)  N.A.S.D. membership by                       )
               principal underwriter                      )

40.     Certain fees received by                          )   *
          principal underwriter                           )

41.     (a)  Business of principal                        )   Part II-Fund Administration
          underwriter                                     )

        (b)  Branch offices of principal                  )   *
          underwriter                                     )

        (c)  Salesmen of principal                        )   *
          underwriter                                     )

42.     Ownership of securities of the                    )   *
          trust                                           )

43.     Certain brokerage commissions                     )
          received by principal                           )   *
          underwriter                                     )

44.     (a)  Method of valuation                          )
                                                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Rights of Unitholders
                                                          )   Part II-Public Offering

        (b)  Schedule as to offering                      )   *
               price                                      )

        (c)  Variation in offering price                  )   Part II-Public Offering
               to certain persons                         )

45.     Suspension of redemption rights                   )   *

46.     (a)  Redemption valuation                         )   Part II-Rights of Unitholders
                                                          )   Part II-Public Offering

        (b)  Schedule as to redemption                    )   *
          price                                           )

47.     Purchase and sale of interests                    )   Part II-Public Offering
          in underlying securities                        )   Part II-Fund Administration


               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.     Organization and regulation of                    )   Part II-Fund Administration
          trustee                                         )

49.     Fees and expenses of trustee                      )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Expenses

50.     Trustee's lien                                    )   Part II-Expenses


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                   )
          securities                                      )   *


                            VII. POLICY OF REGISTRANT
52.     (a)  Provisions of trust agree-                   )
               ment with respect to                       )
               replacement or elimi-                      )   Part II-Fund Administration
               nation of portfolio                        )
               securities                                 )

        (b)  Transactions involving                       )
               elimination of underlying                  )   *
               securities                                 )

        (c)  Policy regarding substitu-                   )   Part II-Fund Administration
               tion or elimination of                     )
               underlying securities                      )

        (d)  Fundamental policy not                       )   *
               otherwise covered                          )

53. Tax Status of trust )
                                                          )   Part II-Federal Tax Status


                   VIII. Financial and Statistical Information
54.     Trust's securities during                         )   *
          last ten years                                  )

55.                                                       )
                                                          )

56.     Certain information regarding                     )   *
                                                          )

57. Periodic payment certificates )

58.                                                       )

59.     Financial statements (Instruc-                    ) Part I-Statement of Condition
          tions 1(c) to Form S-6)                         )


----------------------------------
* Inapplicable, omitted, answer negative or not required


                           Van Kampen American Capital
                                Prospectus Part I

                   Insured Municipals Income TRUST, Series 397

--------------------------------------------------------------------------------



   Insured Municipals Income Trust, Series 397 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law (the "Bonds"). The objective of the Trust is Federal tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "IM-IT Trust" or "Insured Trust". For a discussion of the Federal tax status of income earned on Units, see "Federal Tax Status" in Prospectus Part II.
   The Trust consists of 13 issues of Bonds. One of the Bonds is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: Health Care, 4 (32%); Public Building, 3 (27%); Water and Sewer, 2 (16%); Retail Electric/Gas/Telephone, 1 (11%); General Obligation, 1 (9%); Transportation, 1 (4%) and General Purpose, 1 (1%). The dollar weighted average maturity of the Bonds is 27 years.

                                        Monthly        Semi-Annual
                                     -------------    ------------
      Estimated Current Return:            4.60%            4.65%
      Estimated Long Term Return:          4.63%            4.68%
      CUSIP:                            45809C-60-6      45809C-61-4

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).
   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                February 24, 1998


  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

Initial Date of Deposit:               February 24, 1998      Principal Amount of Bonds per Unit (1):          $ 999.33
Principal Amount of Bonds:                   $ 9,000,000      Number of Units:                                    9,006
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PUBLIC OFFERING PRICE
--------------------------------------------------------------------------------
Aggregate Offering Price of Bonds:             $ 8,564,745
Aggregate Offering Price of Bonds per Unit:    $    951.00
  Plus Sales Charge per Unit:                  $     49.00
Public Offering Price per Unit (2):            $  1,000.00
Redemption Price per Unit:                     $    943.70
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Estimated Interest Income         $    47.76   $     47.76
  Less Estimated Expenses(4)      $     1.72   $      1.26
  Less Estimated Insurance Expenses    $  --       $   --
Estimated Net Interest Income     $    46.04   $     46.50
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $  1.66 on          $    13.30 on
                      March 25, 1998      July 25, 1998
Normal Distribution (3)  $ 3.83           $    23.25
Record Dates          10th day of         June 10 and
                      each month          December 10
Distribution Dates    25th day of         June 25 and
                      each month          December 25
--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
  Offering Price)                      4.90%          4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5) (6)           $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)  $     0.30   $      0.30
  Other Operating Expenses        $     0.67   $      0.61
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.13   $      1.67
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (February 27, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.
(6) During the first year the Trustee will reduce its fee by approximately $.41 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" Bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee.
    After the first year, the Trustee's fee will be the amount indicated above.
    Estimated interest income will increase to $48.17. Estimated General
    Expenses will increase to $2.13 and $1.67 under the monthly and semi-annual distribution plans, respectively. Estimated Net Interest Income will remain as shown.



PORTFOLIO
----------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
                                                                                                        Price to
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       IM-IT
Principal        Maturity Date of Bonds(1)(2)                               Rating(3)  Feature(4)       Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
       500,000   Westfield High School, 1995 Building Corporation (Hamilton
                   County, Indiana) First Mortgage Refunding Bonds, Series 1998
                   (AMBAC Assurance Insured)                                           2008 @ 101
                   #5.125% Due 1/5/2020................................      AAA       2016 @ 100 S.F. $   498,890
       835,000   Orleans Parish, Louisiana, Parishwide School District, General
                   Obligation- Unlimited Tax Bonds, Series A (MBIA Insured)            2008 @ 100
                   #5.125% Due 9/1/2021................................      AAA       2019 @ 100 S.F.     834,082
       915,000   Marion County, Indiana, Convention and Recreational Facilities
                   Authority, Excise Tax Subordinated Revenue Bonds (Lease
                   Rental) Series A (MBIA Insured)                                     2008 @ 101
                   #5.00% Due 6/1/2022.................................      AAA       2018 @ 100 S.F.     898,100
     1,000,000   Harris County, Texas, Health Facilities Development
                   Corporation, Hospital Revenue Bonds (Memorial Hermann
                   Hospital System) FSA Insured                                        2008 @ 101
                   #5.125% Due 6/1/2022##..............................      AAA       2018 @ 100 S.F.     994,640
       950,000   Iowa Finance Authority, Health Care Facilities Revenue Bonds,
                   Genesis  Medical Center (MBIA Insured)                              2007 @ 100
                   #5.20% Due 7/1/2022.................................      AAA       2018 @ 100 S.F.     952,375
        50,000   Gainesville, Florida, Guaranteed Entitlement Revenue Capital
                   Appreciation Bonds, Refunding Series (AMBAC Assurance Insured)
                   #0.00% Due 8/1/2024.................................      AAA                           13,259 (6)
       400,000   San Joaquin Hills, California, Transportation Corridor Agency,
                   Toll Road Revenue Capital Appreciation Bonds, Refunding
                   Series A (MBIA Insured)
                   #0.00% Due 1/15/2026................................      AAA                            97,544 (6)
     1,000,000   Anchorage, Alaska, Electric Utility Revenue Bonds, Municipal
                   Light and Power Company (AMBAC Assurance Insured)                   2006 @ 102
                   #5.125% Due 12/1/2026...............................      AAA       2016 @ 100 S.F.     993,780
     1,000,000   Ernest N. Morial, New Orleans, Louisiana, Exhibit Hall
                   Authority, Special Tax Revenue Bonds (MBIA Insured)                 2007 @ 101
                   #5.00% Due 7/15/2027................................      AAA       2026 @ 100 S.F.     979,390
       400,000   Massachusetts State, Water Resource Authority, General Revenue
                   Bonds, Series A (FSA Insured)                                       2008 @ 100
                   #4.75% Due 8/1/2027.................................      AAA       2018 @ 100 S.F.     379,604
     1,000,000   Philadelphia, Pennsylvania, Water and Wastewater Revenue
                   Bonds, Series 1997A (AMBAC Assurance Insured)                       2007 @ 102
                   #5.125% Due 8/1/2027................................      AAA       2023 @ 100 S.F.     994,440
       450,000   Michigan State Hospital Finance Authority, Revenue and
                   Refunding Bonds (St. John Health System) Series A (AMBAC
                   Assurance Insured)                                                  2008 @ 101
                   #5.00% Due 5/15/2028##..............................      AAA       2019 @ 100 S.F.     439,911
       500,000   Chattanooga-Hamilton County, Tennessee, Hospital Authority,
                   Hospital Revenue Bonds (Erlanger Medical Center) Series
                   1998A (MBIA Insured)                                                2008 @ 101
                   #5.00% Due 10/1/2028................................      AAA       2019 @ 100 S.F.     488,730
---------------                                                                                        ------------
$    9,000,000                                                                                         $ 8,564,745
===============                                                                                        ============
----------------------------------------------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".

Notes to Portfolio

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from February 17, 1998 to February 20, 1998.
(2) Other information regarding the Bonds is as follows:

                     Cost to              Profit (Loss)
                     Sponsor               to Sponsor
                 ---------------         ---------------
                   $ 8,502,650              $ 62,095
----------------------------------

    The breakdown of the Preinsured Bond Insurers is as follows:
    AMBAC Assurance 33%, MBIA 51% and FSA 16%.
    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information
    Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         Units
                                                                                                       -----------------

   Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 6,806
   A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                  250
   CIBC Oppenheimer                           World Financial Center, 8th Floor, New York, New York 10281            250
   Peacock, Hislop, Staley, & Given, Inc.     122 North Kirkwood Road, St. Louis, Missouri 63122                     250
   Roosevelt & Cross Inc.                     20 Exchange Place, New York, New York 10005                            250
   Advest, Inc.                               90 State House Square, Hartford, Connecticut 06103                     100
   Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048             100
   Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri 63043                 100
   Fahnestock & Co., Inc.                     110 Wall Street, 8th Floor, New York, New York 10005                   100
   Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                               100
   J.J.B. Hilliard, W.L. Lyons, Inc.          501 South Fourth Street, Louisville, Kentucky 40202                    100
   Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399           100
   Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014            100
   Robert W. Baird & Co. Inc.                 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                  100
   Southwest Securities Inc.                  1201 Elm Street, Suite 4300, Dallas, Texas 75270                       100
   Stifel, Nicolaus & Company, Incorporated   500 North Broadway, St. Louis, Missouri 63102                          100
   William R. Hough & Company                 100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701      100
                                                                                                       -----------------
                                                                                                                   9,006
                                                                                                       =================

                     Report of Certified Public Accountants

   To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of IM-IT Insured Municipals Income Trust, Series 397 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300):
   We have audited the accompanying statement of condition and the portfolio of Insured Municipals Income Trust,Series 397 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300) as of February 24, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bond by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust, Series 397 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300) as of February 24, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   February 24, 1998



                             Statement of Condition
                             As of February 24, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)......................................................        $          8,564,745
   Accrued interest to the First Settlement Date (1)(2)....................................                      81,759
                                                                                                   --------------------
         Total.............................................................................        $          8,646,504
                                                                                                   ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)........................................        $             81,759
   Interest of Unitholders--
         Cost to investors.................................................................                   9,006,000
         Less: Gross underwriting commission...............................................                     441,255
                                                                                                   --------------------
         Net interest to Unitholders (1)(2)................................................                   8,564,745
                                                                                                   --------------------
         Total.............................................................................        $          8,646,504
                                                                                                   ====================

-----------------------------------------------------------------------------------------------------------------------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.


                                   PROSPECTUS
                                     PART I



                                February 24, 1998



             Insured Municipals Income Trust and Investors' Quality
                       Tax-Exempt Trust, Multi-Series 300


                   Insured Municipals Income Trust, Series 397










          ------ A Wealth of Knowledge o Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056












                           This Prospectus Part I may
               not be distributed unless accompanied by Part II.
                               Both parts of this
              Prospectus should be retained for future reference.

                           Van Kampen American Capital
                                Prospectus Part I

               Florida Insured Municipals Income Trust, Series 120

--------------------------------------------------------------------------------



   Florida Insured Municipals Income Trust, Series 120 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from certain Florida taxes when held by residents of Florida (the "Bonds"). The objective of the Trust is Federal tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust".

   The Trust consists of 12 issues of Bonds. None of the Bonds are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: Public Education, 3 (28%); Certificate of Participation, 1 (17%); Health Care, 1 (13%); General Purpose, 2 (13%); Retail Electric/Gas/Telephone, 2 (10%); Airport, 1 (9%); General Obligation, 1 (8%) and Water and Sewer, 1 (2%). The dollar weighted average maturity of the Bonds is 28 years.

                                         Monthly          Semi-Annual
                                      -------------       ------------
    Estimated Current Return:               4.50%               4.55%
    Estimated Long Term Return:             4.55%               4.60%
    CUSIP:                               34074C-32-7         34074C-33-5

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).

   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.

   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                February 24, 1998


  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

Initial Date of Deposit:               February 24, 1998      Principal Amount of Bonds per Unit (1):          $ 997.35
Principal Amount of Bonds:                   $ 3,010,000      Number of Units:                                    3,018
-----------------------------------------------------------------------------------------------------------------------

PUBLIC OFFERING PRICE
--------------------------------------------------------------------------------------------------------
Aggregate Offering Price of Bonds:             $ 2,870,133
Aggregate Offering Price of Bonds per Unit:    $    951.00
  Plus Sales Charge per Unit:                  $     49.00
Public Offering Price per Unit (2):            $  1,000.00
Redemption Price per Unit:                     $    943.75

------------------------------------------------------------



------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual

                                  -----------  -----------
Estimated Interest Income         $    47.32   $     47.32
  Less Estimated Expenses(4)      $     2.30   $     1.82
  Less Estimated Insurance Expenses    $  --         $   --
Estimated Net Interest Income     $    45.02   $     45.50

------------------------------------------------------------
------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
------------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $      1.62 on       $    16.81 on
                      March 25, 1998      July 25, 1998
Normal Distribution (3)    $ 3.75           $    22.75
Record Dates          10th day of         July 10 and
                      each month          January 10
Distribution Dates    25th day of         July 25 and
                      each month          January 25

-------------------------------------------------------------
EXPENSES
-------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
Offering Price)                        4.90%          4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5)               $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)  $     0.30   $      0.30
  Other Operating Expenses        $     0.84   $      0.76
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.30   $      1.82
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (February 27, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information
    Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.


PORTFOLIO
------------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
                                                                                                        Price to
                                                                                                        Florida
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       IM-IT
Principal        Maturity Date of Bonds(1)(2)                               Rating(3)  Feature(4)       Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
        60,000   St. Johns County, Florida, Water and Sewer Revenue Bonds
                    (St. Augustine Shores System) Series 1991A (MBIA Insured)
                   #0.00 Due 6/1/2021..................................      AAA                       $    18,652 (6)
       210,000   Manatee County, Florida, School Board Certificate of
                   Participation (MBIA Insured)                                        2008 @ 101
                   #4.875% Due 7/1/2021................................      AAA       2019 @ 100 S.F.     204,907
       250,000   Dade County, Florida, Seaport, Revenue Refunding Bonds
                   (MBIA Insured)                                                      2006 @ 102
                   #5.125% Due 10/1/2021...............................      AAA       2017 @ 100 S.F.     251,250
        60,000   Tampa, Florida, Utility Tax, Capital Appreciation Revenue
                   Bonds (AMBAC Assurance Insured)
                   #0.00 Due 10/1/2021.................................      AAA                            18,343 (6)
       500,000   Polk County, Florida, School Board Certificate of
                   Participation (FSA Insured)                                         2008 @ 101
                   #5.00% Due 1/1/2023.................................      AAA       2021 @ 100 S.F.     495,810
       140,000   Seminole County, Florida, School Board Certificate of
                   Participation (MBIA Insured)                                        2008 @ 101
                   #5.00% Due 7/1/2023.................................      AAA       2019 @ 100 S.F.     138,775
        30,000   Gainesville, Florida, Guaranteed Entitlement Revenue Capital
                   Appreciation Bonds, Refunding Series (AMBAC Assurance
                   Insured)
                   #0.00 Due 8/1/2024..................................      AAA                             7,956 (6)
       350,000   City of Port St. Lucie, Florida, Utility Revenue Refunding and
                   Improvement Bonds, Series A (MBIA Insured)                          2007 @ 101
                   #5.125% Due 9/1/2027................................      AAA       2018 @ 100 S.F.     351,750
       260,000   Dade County, Florida Aviation Revenue Bonds, Miami
                   International Airport, Series C (FSA Insured)                       2007 @ 101.50
                   #5.125% Due 10/1/2027...............................      AAA       2022 @ 100 S.F.     261,300
       250,000   Escambia County, Florida, Utilities Authority, Utility System
                   Revenue Bonds (FGIC Insured)                                        2008 @ 101
                   #5.00% Due 1/1/2028.................................      AAA       2024 @ 100 S.F.     247,420
       500,000   School District of Flagler County, Florida, Capital
                   Improvement Revenue Bonds, Series 1998 (FSA Insured)                              2008 @ 101
                   #5.00% Due 8/1/2028.................................      AAA       2018 @ 100 S.F.     494,790
       400,000   Tampa, Florida, Revenue Health System, Catholic Health Revenue
                   Bonds (MBIA Insured)                                                2008 @ 102
                   #4.75% Due 11/15/2028...............................      AAA       2019 @ 100 S.F.     379,180
---------------                                                                                        ------------
$    3,010,000                                                                                         $ 2,870,133
===============                                                                                        ============


---------------------------------------------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".

Notes to Portfolio

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from Febraury 11, 1998 to February 20, 1998.
(2) Other information regarding the Bonds is as follows:

                             Cost to              Profit (Loss)
                             Sponsor               to Sponsor
                         ---------------         ---------------
                           $ 2,840,738              $ 29,395
                       ----------------------------------

    The breakdown of the Preinsured Bond Insurers is as follows:
    AMBAC Assurance 3%, Financial Guaranty 8%, MBIA 47% and FSA 42%.
    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information
    Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   Florida Risk Factors. The financial condition of the State of Florida is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State continues to be dependent on the construction and construction related manufacturing industries. These industries tend to be highly cyclical and there is no assurance that Florida's rapid population growth, which drove these industries in the past, will continue. Tourism is also one of the State's most important industries. Because many international travelers visit Florida, an increase in the value of the U.S. dollar adversely affects this industry. Moreover, Florida could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agricultural-related problems, particularly with regard to the citrus and sugar industries.
   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.
   The State maintains a bond rating of Aa2 and AA+ from Moody's and Standard & Poor's, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue resource from which such series derives funds for repayment.
     Further information concerning Florida risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.
     Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.
     The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.
   "Non-Corporate Unitholder" means a Unitholder of the Florida Trust who is an individual not subject to the Florida state income tax on corporations under Chapter 220, Florida Statutes and "Corporate Unitholder" means a Unitholder of the Florida Trust that is a corporation, bank or savings association or other entity subject to Florida state income tax on corporations or franchise tax imposed on banks or savings associations under Chapter 220, Florida Statutes.
   In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:
   For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.
   Because Florida does not impose an income tax on individuals, Non-Corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to Non-Corporate Unitholders under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.
   Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy to the extent such income constitutes "non business income" as defined by Chapter 220 or is otherwise allocable to Florida under Chapter 220. Other Corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income" as defined by Chapter 220 and if such income is otherwise allocable to Florida under Chapter 220.
   Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.
     Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangible personal property tax or the Florida sales or use tax. Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Florida law. Ownership of the Units may result in collateral Florida tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.
   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         Units
                                                                                                       -----------------

   Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 2,468
   Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048             250
   A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                  100
   Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                               100
   Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014            100
                                                                                                       -----------------
                                                                                                                   3,018
                                                                                                       =================

                     Report of Certified Public Accountants

   To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Florida Insured Municipals Income Trust, Series 120 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300):
   We have audited the accompanying statement of condition and the portfolio of Florida Insured Municipals Income Trust, Series 120 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
300) as of February 24, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Insured Municipals Income Trust, Series 120 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300) as of February 24, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   February 24, 1998



                             Statement of Condition
                             As of February 24, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)......................................................        $           2,870,133
   Accrued interest to the First Settlement Date (1)(2)....................................                       30,048
                                                                                                   --------------------
         Total.............................................................................        $          2,900,181
                                                                                                   ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)........................................        $             30,048
   Interest of Unitholders--
         Cost to investors.................................................................                   3,018,000
         Less: Gross underwriting commission...............................................                     147,867
                                                                                                   --------------------
         Net interest to Unitholders (1)(2)................................................                   2,870,133
                                                                                                   --------------------
         Total.............................................................................        $          2,900,181
                                                                                                   ====================


--------------------------------------------------------------------------------------------------------------------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.


                                   PROSPECTUS
                                     PART I




                                February 24, 1998



             Insured Municipals Income Trust and Investors' Quality
                       Tax-Exempt Trust, Multi-Series 300


               Florida Insured Municipals Income Trust, Series 120










          ------ A Wealth of Knowledge o Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056












                           This Prospectus Part I may
               not be distributed unless accompanied by Part II.
                               Both parts of this
              Prospectus should be retained for future reference.

                           Van Kampen American Capital
                                Prospectus Part I

              Michigan Insured Municipals Income Trust, Series 149

--------------------------------------------------------------------------------

   Michigan Insured Municipals Income Trust, Series 149 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from Michigan state and local taxes when held by residents of Michigan (the "Bonds"). The objective of the Trust is Federal and Michigan tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust".
   The Trust consists of 9 issues of Bonds. Five of the Bonds are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: General Obligation, 5 (50%); Health Care, 2 (33%); Higher Education, 1 (16%) and General Purpose, 1 (1%). The dollar weighted average maturity of the Bonds is 27 years.

                                    Monthly                Semi-Annual
                                 -------------            ------------
    Estimated Current Return:          4.53%                    4.57%
    Estimated Long Term Return:        4.59%                    4.64%
    CUSIP:                          59452Q-77-0              59452Q-78-8

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).
   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                February 24, 1998


  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   Summary of Essential Financial Information

Initial Date of Deposit:               February 24, 1998      Principal Amount of Bonds per Unit (1):          $ 998.05
Principal Amount of Bonds:                   $ 3,065,000      Number of Units:                                    3,071
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Public Offering Price
--------------------------------------------------------------------------------
Aggregate Offering Price of Bonds:             $ 2,920,532
Aggregate Offering Price of Bonds per Unit:    $    951.00
  Plus Sales Charge per Unit:                  $     49.00
Public Offering Price per Unit (2):            $  1,000.00
Redemption Price per Unit:                     $    943.69
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Estimated Interest Income         $    47.42   $     47.42
  Less Estimated Expenses(4)      $     2.12   $     1.70
  Less Estimated Insurance Expenses    $  --        $   --
Estimated Net Interest Income     $    45.30   $     45.72
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $     1.63 on      $    16.88 on
                      March 25, 1998      July 25, 1998
Normal Distribution (3)   $ 3.77           $    22.86
Record Dates          10th day of         July 10 and
                      each month          January 10
Distribution Dates    25th day of         July 25 and
                      each month          January 25

--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
     Offering Price)                   4.90%          4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5) (6)           $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)  $     0.30   $      0.30
  Other Operating Expenses        $     0.82   $      0.80
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.28   $      1.86
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (February 27, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.
(6) During the first year the Trustee will reduce its fee by approximately $.16 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" Bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee.
    After the first year, the Trustee's fee will be the amount indicated above.
    Estimated interest income will increase to $47.58. Estimated Expenses will increase to $2.28 and $1.86 under the monthly and semi-annual distribution plans, respectively. Estimated Net Interest Income will remain as shown.

PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                      Offering
                                                                                                        Price to
                                                                                                        Michigan
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       IM-IT
Principal        Maturity Date of Bonds(1)(2)                               Rating(3)  Feature(4)       Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$       15,000   Michigan Municipal Bond Authority, Local Government Loan
                   Program, Revenue Bonds, Series 1994G (AMBAC Assuarance
                   Insured)
                   #0.00% Due 5/1/2019.................................      AAA                       $     5,199 (6)
       125,000   Romulus Community Schools, County of Wayne, Michigan,
                   Unlimited Tax-General Obligation Refunding Bonds, Series
                   1993 (FGIC Insured)
                   #0.00% Due 5/1/2019.................................      AAA                            43,321 (6)
       500,000   Northern Michigan University, Michigan, Revenue Bonds (MBIA
                   Insured)                                                            2007 @ 102
                   #5.125% Due 12/1/2020...............................      AAA       2014 @ 100 S.F.     500,795
       500,000   Chippewa Valley Schools, Macomb County, Michigan, 1998 School
                   Building and Site and Refunding General Obligation-Unlimited
                   Tax Bonds (AMBAC Assurance Insured)                                 2008 @ 100
                   #4.75% Due 5/1/2023.................................      AAA       2019 @ 100 S.F.     476,405
       250,000   Godfrey-Lee, Michigan Public School District, General
                   Obligation Bonds (MBIA Insured)                                     2007 @ 100
                   #5.125% Due 5/1/2025................................      AAA       2018 @ 100 S.F.     250,320
       500,000   Reeths-Puffer Michigan Schools, Refunding General Obligation
                   Bonds (FGIC Insured)                                                2007 @ 100
                   #5.00% Due 5/1/2025.................................      AAA       2017 @ 100 S.F.     492,270
       175,000   Allendale, Michigan, Public School District General
                   Obligation-Unlimited Tax Bonds (MBIA Insured)                       2007 @ 100
                   #5.10% Due 5/1/2027.................................      AAA       2024 @ 100 S.F.     174,547
       500,000   Petoskey, Michigan, Hospital Finance Authority Limited,
                   Obligation Revenue Refunding Bonds (Northern Michigan
                   Hospital Obligation) MBIA Insured
                   #5.00% Due 11/15/2027...............................      AAA       2008 @ 102          488,885
       500,000   Michigan State Hospital Finance Authority, Revenue and
                   Refunding Bonds (St. John Health System) Series A (AMBAC
                   Assurance Insured)                                                  2008 @ 101
                   #5.00% Due 5/15/2028##..............................      AAA       2019 @ 100 S.F.     488,790
---------------                                                                                        ------------
$    3,065,000                                                                                         $ 2,920,532
===============                                                                                        ============

---------------------------------------------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from February 17, 1998 to February 20, 1998.
(2) Other information regarding the Bonds is as follows:

                                Cost to           Profit (Loss)
                                Sponsor            to Sponsor
                            ---------------      ---------------
                              $ 2,899,652           $ 20,880
----------------------------------

    The breakdown of the Preinsured Bond Insurers is as follows: AMBAC Assurance
    33%, Financial Guaranty 20% and MBIA 47%. The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis.
    Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The
    Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information
    Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   Michigan Risk Factors. The financial condition of the State of Michigan is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State's Constitution limits the amount of total State revenues that may be raised from taxes and other sources. State revenues (excluding federal aid and revenues used for payment of principal of and interest on general obligation bonds) in any fiscal year are limited to a specified percentage of State personal income in the prior calendar year or the average thereof in the prior three calendar years, whichever is greater. The State may raise taxes in excess of the limit in emergency situations.
   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be dependent on manufacturing, tourism, and agriculture. These sectors tend to be cyclical and are facing increasing competition from foreign producers.
   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.
   As of March 1, 1997, all outstanding general obligation bonds of the state were rated "Aa" by Moody's and "AA" by Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.). In January 1998, Standard & Poor's raised its rating on the State's general obligation bonds to "AA+".
   Further information concerning Michigan risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II. Tax Status. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Federal Tax Status" in Part
II of this Prospectus. In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Fund for Michigan tax matters, under existing Michigan law: The Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business
   Tax in substantially the same manner as
they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Unitholders.
   Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.
   For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.
   The Michigan Intangibles Tax was totally repealed effective January 1, 1998. The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity", as defined in the Act. Under the Single Business Tax, both interest received by the Michigan IM-IT Trust on the underlying Bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law.
   Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of Bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax
   As the Tax Reform Act of 1986 eliminated the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a Bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.
   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         Units
                                                                                                       -----------------

   Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 2,571
   Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048             100
   Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri 63043                 100
   First of Michigan Corporation              100 Renaissance Center, 26th Floor, Detroit, Michigan 48243            100
   Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                               100
   Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014            100
                                                                                                       -----------------
                                                                                                                   3,071
                                                                                                       =================

                     Report of Certified Public Accountants

   To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Michigan Insured Municipals Income Trust, Series 149 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300):
   We have audited the accompanying statement of condition and the portfolio of Michigan Insured Municipals Income Trust, Series 149 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
300) as of February 24, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Insured Municipals Income Trust, Series 149 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300) as of February 24, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   February 24, 1998

                             Statement of Condition
                             As of February 24, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)......................................................        $          2,920,532
   Accrued interest to the First Settlement Date (1)(2)....................................                      22,739
                                                                                                   --------------------
         Total.............................................................................        $          2,943,271
                                                                                                   ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)........................................        $             22,739
   Interest of Unitholders--
         Cost to investors.................................................................                   3,071,000
         Less: Gross underwriting commission...............................................                     150,468
                                                                                                   --------------------
         Net interest to Unitholders (1)(2)................................................                   2,920,532
                                                                                                   --------------------
         Total.............................................................................        $          2,943,271
                                                                                                   ====================


-------------------------------------------------------------------------------------------------------------------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First
    Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.






                                   PROSPECTUS
                                     PART I




                                February 24, 1998



             Insured Municipals Income Trust and Investors' Quality
                       Tax-Exempt Trust, Multi-Series 300


              Michigan Insured Municipals Income Trust, Series 149










          ------ A Wealth of Knowledge o Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056












                           This Prospectus Part I may
               not be distributed unless accompanied by Part II.
                               Both parts of this
              Prospectus should be retained for future reference.

                           Van Kampen American Capital
                                Prospectus Part I

              Minnesota Insured Municipals Income Trust, Series 62

--------------------------------------------------------------------------------



   Minnesota Insured Municipals Income Trust, Series 62 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from Minnesota state and local taxes when held by residents of Minnesota (the "Bonds"). The objective of the Trust is Federal and Minnesota tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust".
   The Trust consists of 9 issues of Bonds. Six of the Bonds are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount as follows: General Obligation, 6 (65%); General Purpose, 1 (17%); Public Building, 1 (13%) and Retail Electric/Gas/Telephone, 1 (5%).
The dollar weighted average maturity of the Bonds is 24 years.

                                          Monthly           Semi-Annual
                                     -------------       ------------
    Estimated Current Return:              4.42%               4.47%
    Estimated Long Term Return:            4.45%               4.49%
    CUSIP:                              603925-51-2         603925-52-0

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).
   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.


                                February 24, 1998


  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                   Summary of Essential Financial Information

Initial Date of Deposit:               February 24, 1998      Principal Amount of Bonds per Unit (1):          $ 982.89
Principal Amount of Bonds:                   $ 2,010,000      Number of Units:                                    2,045
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Public Offering Price
--------------------------------------------------------------------------------
Aggregate Offering Price of Bonds:             $ 1,944,804
Aggregate Offering Price of Bonds per Unit:    $    951.00
  Plus Sales Charge per Unit:                  $     49.00
Public Offering Price per Unit (2):            $  1,000.00
Redemption Price per Unit:                     $    943.82
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Estimated Interest Income         $    46.82   $     46.82
  Less Estimated Expenses(4)      $     2.46   $      2.00
  Less Estimated Insurance Expenses  $   .12      $    .12
Estimated Net Interest Income     $    44.24   $     44.70
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $      1.59 on      $    16.51 on
                      March 25, 1998      July 25, 1998
Normal Distribution (3)    $ 3.68           $    22.35
Record Dates          10th day of         July 10 and
                      each month          January 10
Distribution Dates    25th day of         July 25 and
                      each month          January 25

--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
    Offering Price)                     4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5)               $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)  $     0.30   $      0.30
  Other Operating Expenses        $     1.02   $      0.95
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.48   $      2.01
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (February 27, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.

PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Offering
                                                                                                        Price to
                                                                                                        Minnesota
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       IM-IT
Principal        Maturity Date of Bonds(1)(2)                               Rating(3)  Feature(4)       Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$      100,000   Puerto Rico Electric Power Authority, Power Revenue Capital
                   Appreciation Bonds, Series N (MBIA Insured)
                   #0.00% Due 7/1/2017.................................      AAA       2015 @ 87.06 S.F.         $ 39,296  (6)
       350,000   General Obligation School Building Bonds of 1998, Independent
                   School District No. 31 (Bemidji) Beltrami and Hubbard
                   Counties, Minnesota (FSA Insured)                                   2007 @ 100
                   #5.00% Due 4/1/2019.................................      AAA       2018 @ 100 S.F.     349,472
       250,000   Princeton, Minnesota, Independent School District No. 477
                   General Obligation Bonds                                            2007 @ 100
                   #5.00% Due 2/1/2021.................................     *Aa1       2019 @ 100 S.F.     249,552
       210,000   Koochiching County, Minnesota, Independent School District
                   #363, South Koochiching Refunding General Obligation Bonds
                   (MBIA Insured)
                   165M -- #4.90% Due 2/1/2022.........................      AAA       2009 @ 100          162,403
                    45M -- #4.95% Due 2/1/2023.........................      AAA       2009 @ 100           44,590
       350,000   Minnesota Agricultural and Economic Development Board, Revenue
                   Bonds (Evangelical Lutheran) AMBAC Assurance Insured                              2007 @ 102
                   #5.15% Due 12/1/2022................................      AAA       2010 @ 100 S.F.     353,906
       200,000   Independent School District No. 330 (Southwest Star Concept
                   Schools) Heron Lake, Minnesota, General Obligation School
                   Building Bonds, Series 1998 (MBIA Insured)
                   #4.90% Due 2/1/2023.................................      AAA       2007 @ 100          198,174
       300,000   St. Cloud, Minnesota, General Obligation Judgment Funding
                   Bonds, Series A (FGIC Insured)                                      2008 @ 100
                   #5.00% Due 12/1/2024................................      AAA       2021 @ 100 S.F.     299,286
       250,000   Puerto Rico, Public Buildings Authority, Guaranteed Government
                   Facilities Revenue Bonds, Series B (AMBAC Assurance Insured)                      2007 @ 101.50
                   #5.00% Due 7/1/2027.................................      AAA       2022 @ 100 S.F.     248,125
---------------                                                                                        ------------
$    2,010,000                                                                                         $ 1,944,804
===============                                                                                        ============

----------------------------------------------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from February 9, 1998 to February 20, 1998.
(2) Other information regarding the Bonds is as follows:

                         Cost to              Profit (Loss)
                         Sponsor               to Sponsor
                     ---------------         ---------------
                       $ 1,930,817              $ 13,987
----------------------------------

    The breakdown of the Preinsured Bond Insurers is as follows: AMBAC Assurance
    30%, Financial Guaranty 15%, MBIA 25% and FSA 18%. The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain
    Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The
    Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information
    Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   Minnesota Risk Factors. The financial condition of the State of Minnesota is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.
   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. Minnesota relies heavily on a progressive individual income tax and a retail sales tax for revenue which results in a fiscal system unusually sensitive to economic conditions. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.
   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.
   The State of Minnesota currently maintains a "Triple A" bond rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.), respectively, on its general obligation indebtedness.
Further information concerning Minnesota risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II. Tax Status. For a discussion of the Federal tax status of income earned on Minnesota IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II. We understand that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental
subdivisions, municipalities and governmental agencies and instrumentalities (the "Minnesota Bonds") and bonds issued by possessions of the United States, including bonds issued by Puerto Rico authorities (the "Possession Bonds" and, with the Minnesota Bonds, the "Bonds") which would be exempt from federal and Minnesota income taxation when paid directly to an individual, trust or estate,
(ii) gain on the disposition of such Bonds, and (iii) proceeds paid under certain insurance policies issued to the Trustee or to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.
   Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) the interest thereon is exempt from the income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "Minnesota Income Tax"). It should be noted that interest on the Minnesota Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions; no opinion is expressed with respect to the treatment of interest on the Possession Bonds for purposes of such taxes. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Minnesota Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the Minnesota Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Minnesota Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.
   Although Minnesota state law provides that interest on Minnesota bonds is exempt from Minnesota state income taxation, the Minnesota state legislature has enacted a statement of intent that interest on Minnesota bonds should be subject to Minnesota state income taxation if it is judicially determined that the exemption discriminates against interstate commerce, effective for the calendar year in which such a decision becomes final. It cannot be predicted whether a court would render such a decision or whether, as a result thereof, interest on Minnesota bonds and therefore distributions by the Minnesota Trust would become subject to Minnesota state income taxation.
   In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above: (1) The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the
         Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes; (2) Income on the Bonds excludable from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and which would be excludable from Minnesota taxable income for purposes of the Minnesota Income Tax if received directly by a Unitholder will be excludable from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and distributed to such Unitholder;
   (3) To the extent that interest on certain Bonds (except with respect to Possession Bonds, as to which no opinion is expressed), if any, is includible in the computation of "alternative minimum taxable income" for federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts;
   (4) Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes;
   (5) Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;
   (6) Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds or the Trustee which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible from Minnesota net income if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and
   (7) To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Minnesota Trust, such interest will not be subject to the Minnesota Income Tax when distributed by the Minnesota Trust and received by the Unitholders. As noted above, we have expressed no opinion as to the treatment of interest on the Possession Bonds for purposes of the Minnesota Corporate Franchise Tax or the Alternative Minimum Tax or whether it is a factor in the computation of the Minimum Fee applicable to financial institutions. Although a federal statute currently provides that bonds issued by the Government of Puerto Rico, or by its authority, are exempt from all state and local taxation, the Supreme Court of Minnesota has held that interest earned on bonds issued by the Government of Puerto Rico may be included in taxable net income for purposes of computing the Minnesota bank excise tax. The State of Minnesota could apply the same reasoning in determining whether interest on the Possession Bonds is subject to the taxes listed above on which we express no opinion.
   We have not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder. Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Minnesota law. Ownership of the Units may result in collateral Minnesota tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.
   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         Units
                                                                                                       -----------------

   Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 1,745
   Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048             100
   Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri 63043                 100
   Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                               100
                                                                                                       -----------------
                                                                                                                   2,045
                                                                                                       =================

                     Report of Certified Public Accountants

   To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Minnesota Insured Municipals Income Trust, Series 62 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300):
   We have audited the accompanying statement of condition and the portfolio of Minnesota Insured Municipals Income Trust, Series 62 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
300) as of February 24, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Insured Municipals Income Trust, Series 62 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300) as of February 24, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   February 24, 1998

                             Statement of Condition
                             As of February 24, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)......................................................        $           1,944,804
   Accrued interest to the First Settlement Date (1)(2)....................................                       15,437
                                                                                                   --------------------
         Total.............................................................................        $           1,960,241
                                                                                                   ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)........................................        $              15,437
   Interest of Unitholders--
         Cost to investors.................................................................                    2,045,000
         Less: Gross underwriting commission...............................................                      100,196
                                                                                                   --------------------
         Net interest to Unitholders (1)(2)................................................                    1,944,804
                                                                                                   --------------------
         Total.............................................................................        $           1,960,241
                                                                                                   ====================


-------------------------------------------------------------------------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First
    Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.






                                   PROSPECTUS
                                     PART I




                                February 24, 1998



                 Insured Municipals Income Trust and Investors'
                   Quality Tax-Exempt Trust, Multi-Series 300


              Minnesota Insured Municipals Income Trust, Series 62










          ------ A Wealth of Knowledge o Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056












                           This Prospectus Part I may
               not be distributed unless accompanied by Part II.
                               Both parts of this
              Prospectus should be retained for future reference.

                           Van Kampen American Capital
                                Prospectus Part I

             Virginia Investors' Quality Tax-Exempt Trust, Series 80


-------------------------------------------------------------------------------



   Virginia Investors' Quality Tax-Exempt Trust, Series 80 (the "Trust") (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from Virginia state and local taxes when held by residents of Virginia (the "Bonds"). The objective of the Trust is Federal and Virginia tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Trust is referred to herein as the "State Trust" or "Quality Trust".
   The Trust consists of 8 issues of Bonds. None of the Bonds are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: Water and Sewer, 4 (52%); General Purpose, 2 (27%); Health Care, 1 (18%) and Retail Electric/Gas/Telephone, 1 (3%) The dollar weighted average maturity of the Bonds is 27 years.

                                          Monthly                Semi-Annual
                                     -------------            ------------
   Estimated Current Return:               4.56%                    4.60%
   Estimated Long Term Return:             4.58%                    4.62%
   CUSIP:                               927836-86-6              927836-87-4

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).
   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation on an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                February 24, 1998


  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   Summary of Essential Financial Information

Initial Date of Deposit:               February 24, 1998      Principal Amount of Bonds per Unit (1):          $ 980.42
Principal Amount of Bonds:                   $ 3,005,000      Number of Units:                                    3,065
------------------------------------------------------------------------------------------------------------------------

Public Offering Price
--------------------------------------------------------------------------------
Aggregate Offering Price of Bonds:             $ 2,914,831
Aggregate Offering Price of Bonds per Unit:    $    951.01
  Plus Sales Charge per Unit:                  $     48.99
Public Offering Price per Unit (2):            $  1,000.00
Redemption Price per Unit:                     $    943.77
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Estimated Interest Income         $    47.60   $     47.60
  Less Estimated Expenses         $     2.00   $     1.56
Estimated Net Interest Income     $    45.60   $     46.04
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $   1.64 on          $    9.33 on
                      March 25, 1998      May 25, 1998
Normal Distribution (3)   $ 3.80           $    23.02
Record Dates          10th day of         May 10 and
                      each month          November 10
Distribution Dates    25th day of         May 25 and
                      each month          November 25
--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
  Offering Price)                      4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (4)(5)            $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (4)  $     0.30   $      0.30
  Other Operating Expenses        $     0.86   $      0.82
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.32   $      1.88
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (February 27, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.
(5) During the first year the Trustee will reduce its fee by approximately $.32 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" Bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee.
    After the first year, the Trustee's fee will be the amount indicated above.
    Estimated interest income will increase to $47.92. Estimated Expenses will increase to $2.32 and $1.88 under the monthly and semi-annual distribution plans, respectively. Estimated Net Interest Income will remain as shown..

PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                          Offering
                                                                                                          Price To
                                                                          Rating(3)                       Virginia
-------------------------------------------------------------------------------------------------------------------
Aggregate    Name of Issuer, Title, Interest Rate and                Standard            Redemption       Quality
Principal    Maturity Date of Bonds (1)(5)                            & Poors   Moody's  Feature(4)       Trust(2)
------------ ------------------------------------------------------ -------------------- ---------------- ---------
$    100,000 Puerto Rico Electric Power Authority, Power Revenue Capital
               Appreciation Bonds, Series N (MBIA Insured)
               #0.00% Due 7/1/2017.................................    AAA        Aaa    2015 @ 87.06 S.F.        $ 39,296 (6)
     305,000 New River Valley Regional Jail Authority, Virginia Regional
               Jail Facility Revenue Bonds (MBIA Insured)                                2007 @ 102
               #5.125% Due 10/1/2019...............................    AAA        Aaa    2013 @ 100 S.F.    306,525
     500,000 Southside Regional Jail Authority, Virginia, Regional Jail
               Facility Revenue Bonds (Asset Guaranty Insured)                           2007 @ 102
               #5.25% Due 6/1/2024.................................    AA         N/R    2019 @ 100 S.F.    502,585
     550,000 Upper Occoquen Sewer Authority, Virginia, Regional Sewer
               Revenue Bonds, Series A (MBIA Insured)                                    2006 @ 102
               #5.00% Due 7/1/2025.................................    AAA        Aaa    2021 @ 100 S.F.    541,469
     550,000 Fairfax County, Virginia, Industrial Development Authority,
               Revenue Refunding Health Care (Inova Health) Series A                                      2008 @ 101
               #5.00% Due 8/15/2025##..............................    AA         Aa2    2019 @ 100 S.F.    536,745
     500,000 Loudoun County, Virginia, Sanitation Authority, Water and Sewer
               Revenue Refunding Bonds (FGIC Insured)                                    2007 @ 102
               #5.125% Due 1/1/2026................................    AAA        Aaa    2018 @ 100 S.F.    502,500
     250,000 Fairfax County, Virginia, Water Authority, Water Revenue
               Refunding Bonds                                                           2007 @ 102
               #5.00% Due 4/1/2029.................................    AA         Aa2    2022 @ 100 S.F.    246,973
     250,000 Prince William County, Virginia, Service Authority, Water and
               Sewer Revenue Refunding Bonds (FGIC Insured)                              2008 @ 101
               #4.75% Due 7/1/2029.................................    AAA        Aaa    2023 @ 100 S.F.    238,738
------------                                                                                             ----------
$  3,005,000                                                                                             $ 2,914,831
============                                                                                             ==========

--------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from February 12, 1998 to February 20, 1998.
(2) Other information regarding the Bonds is as follows:

                           Cost to              Profit (Loss)
                           Sponsor               to Sponsor
                       ---------------         ---------------
                         $ 2,894,852              $ 19,979
----------------------------------

    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information
    Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   Virginia Risk Factors. The financial condition of the Commonwealth of Virginia is affected by various national, economic, social and environmental policies and conditions. The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.
      The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.
      The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently, its ability to pay debt service on its obligations.
      The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch
Investors Service, L.P.). Further information concerning Virginia risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.
   Tax Status. For a discussion of the Federal tax status of income earned on Virginia Quality Trust Units, see "Federal Tax Status" in Part II of this Prospectus. The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia or counties, municipalities, authorities or political subdivisions thereof
(the "Virginia Bonds") and certain bonds issued by Puerto Rico authorities
(the "Possession Bonds," and collectively with the Virginia Bonds, the "Bonds").
   Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Virginia that is applicable to individuals and corporations (the "Virginia Income Tax") and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption from all state and local taxation. The opinion set forth below does not address the taxation of persons other than full time residents of Virginia.
   In the opinion of Chapman and Cutler, special counsel to the Fund for Virginia tax matters, under existing law as of the date of this prospectus and based upon the assumptions set forth above:
                  (1) The Virginia Quality Trust is not an association taxable as a corporation for purposes of the Virginia Income Tax and each Unitholder of the Trust will be treated as the owner of a pro rata portion of each of the assets held by the Trust and the income of such portion of the Virginia Quality Trust will be treated as income of the Unitholder for purposes of the Virginia Income Tax.
                  (2) Interest on the Virginia Bonds which is exempt from
            Virginia Income Tax when received by the Virginia Quality Trust, and which would be exempt from Virginia Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Trust and distributed to such Unitholder.
                  (3) Interest on the Possession Bonds which is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Virginia income taxation and therefore will not be includible in the income of the Unitholder for Virginia income tax purposes when distributed by the Trust and received by the Unitholders.
                  (4) The Virginia legislature has recently enacted a law,
            effective July 1, 1997, that would exempt from the Virginia Income Tax income derived on the sale or exchange of obligations of the Commonwealth of Virginia or any political subdivision or instrumentality of the Commonwealth of Virginia. However, Virginia law does not address whether this exclusion would apply to gains recognized through entities such as the Virginia Quality Trust. Accordingly, we express no opinion as to the treatment for Virginia Income Tax purposes of any gain or loss recognized by a Unitholder for federal income tax purposes.
                  (5) The Virginia Income Tax does not permit a deduction of interest paid on indebtedness incurred or continued to purchase or carry Units in the Virginia Quality Trust to the extent that interest income related to the ownership of Units is exempt from the Virginia Income Tax.
   In the case of Unitholders subject to the Virginia Bank Franchise Tax, the income derived by such a Unitholder from his pro rata portion of the Bonds held by the Virginia Quality Trust may affect the determination of such Unitholder's Bank Franchise Tax. Prospective investors subject to the Virginia Bank Franchise Tax should consult their tax advisors. Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of Virginia law. Ownership of the Units may result in collateral Virginia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors to the applicability of any such collateral consequences.
   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.



    NAME                                      ADDRESS                                                         Units
                                                                                                       -----------------

   Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 2,515
   Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048             250
   Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                               100
   Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014            100
   Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219      100
                                                                                                       -----------------
                                                                                                                   3,065
                                                                                                       =================

                     Report of Certified Public Accountants

   To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Virginia Investors' Quality Tax-Exempt Trust, Series 80 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300):
   We have audited the accompanying statement of condition and the portfolio of Virginia Investors' Quality Tax-Exempt Trust, Series 80 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series
300) as of February 24, 1998). The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virginia Investors' Quality Tax-Exempt Trust, Series 80 (included in Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300, as of February 24, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   February 24, 1998

                             Statement of Condition
                             As of February 24, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)......................................................        $           2,914,831
   Accrued interest to the First Settlement Date (1)(2)....................................                       33,828
                                                                                                   --------------------
         Total.............................................................................        $           2,948,659
                                                                                                   ====================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)........................................        $              33,828
   Interest of Unitholders--
         Cost to investors.................................................................                    3,065,000
         Less: Gross underwriting commission...............................................                      150,169
                                                                                                   --------------------
         Net interest to Unitholders (1)(2)................................................                    2,914,831
                                                                                                   --------------------
         Total.............................................................................        $           2,948,659
                                                                                                   ====================


--------------------------------------------------------------------------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First
    Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.


                                   PROSPECTUS
                                     PART I




                                February 24, 1998



             Insured Municipals Income Trust and Investors' Quality
                       Tax-Exempt Trust, Multi-Series 300


                           Virginia Investors' Quality
                           Tax-Exempt Trust, Series 80











          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056












                        This Prospectus Part I may not be
                   distributed unless accompanied by Part II.
                               Both parts of this
              Prospectus should be retained for future reference.

February 1998

                           VAN KAMPEN AMERICAN CAPITAL
                               PROSPECTUS PART II

INSURED MUNICIPALS INCOME TRUST, INSURED MULTI-SERIES AND
INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES
-------------------------------------------------------------------------------

   THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Prospectus Part I. The Bonds are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is exempt from all Federal income taxes under existing law in the opinion of bond counsel to the issuer. In addition, the interest income of each State Trust is, in the opinion of bond counsel to the issuer, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of the Bonds are located. Except in specific instances as noted in Prospectus Part I, the information contained in this Prospectus Part II shall apply to each Trust in its entirety.
   "AAA" RATING FOR THE INSURED TRUSTS. Insurance guaranteeing the payments of principal and interest, when due, on the Bonds in each Insured Trust has been obtained from a municipal bond insurance company. See "Insurance on the Bonds in the Insured Trusts". Insurance relates only to the Bonds and not to the Units or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's"). Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any government agency and are subject to investment risk, including possible loss of the principal amount invested.
   PUBLIC OFFERING PRICE. The Public Offering Price of Units during the initial offering period includes the aggregate offering price of the Bonds, the applicable sales charge, cash, if any, in the Principal Account of the Trust, and accrued interest, if any. Sales charges for the Trusts are set forth under "Public Offering--General." During the initial offering period, the sales charge is reduced for sales involving at least 100 Units.
   ESTIMATED CURRENT AND LONG-TERM RETURNS. The Estimated Current Returns and Estimated Long-Term Returns to Unitholders are described on the cover of Prospectus Part I. See "Estimated Current and Long-Term Returns."
   DISTRIBUTION OPTIONS. Unitholders may elect to receive distributions on a monthly or semi-annual basis. See "Rights of Unitholders--Distributions of Interest and Principal". Those indicating no choice will be deemed to have chosen the monthly distribution plan.
   MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units. If a secondary market is not available, a Unitholder will always be able to redeem his Units through the Trustee on any business day. See "Rights of Unitholders--Redemption of Units" and "Public Offering--Market for Units".
   REINVESTMENT OPTION. Unitholders may reinvest their distributions into Van Kampen American Capital or Morgan Stanley mutual funds. See "Rights of Unitholders--Reinvestment Option". Unitholders may also have the option of exchanging their investment for units of other Van Kampen American Capital unit investment trusts at a reduced sales charge. Unitholders may obtain a prospectus for such trusts from the Sponsor.
   RISK FACTORS. An investment in Units should be made with an understanding of certain risks, including, among other factors, the inability of the issuer or an insurer, if any, to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts--Risk Factors".

  THIS PROSPECTUS PART II MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

    An Information Supplement has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling (800) 856-8487 or is available along with other related materials at the SEC's Internet site
   (http://www.sec.gov). This Prospectus incorporates by reference the entire
                            Information Supplement.


-------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE TRUSTS
-------------------------------------------------------------------------------

         THE FUND. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "Fund"), consists of the underlying separate unit investment trusts described in Prospectus Part I. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.
         The Fund consists of separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of Bonds in a State Trust are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the Bond issuers, the interest earned on the Bonds is exempt to the extent indicated in Prospectus Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".
         On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The Bonds initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the Bonds, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.
         The portfolio of any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the Bonds which matured.
         Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.
         OBJECTIVES AND BOND SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the Bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the Bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.
         In selecting Bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the Bonds was not less than "BBB-" for Insured Trusts and "A-" for Quality Trusts, or the Moody's Investors Service,

Inc. ("Moody's") rating of the Bonds was not less than "Baa" for Insured
Trusts and "A" for the Quality Trusts, including provisional or conditional ratings, respectively, (or, if not rated, the Bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by the Fund in the opinion of the Sponsor), (b) the prices of the Bonds relative to other bonds of comparable quality and maturity, (c) the diversification of Bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a Bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond (see "Fund Administration--Portfolio Administration").
         RISK FACTORS. The Trusts include certain types of bonds as described on the cover of Prospectus Part I. An investment in Units should be made with an understanding of the characteristics of and risks associated with such bonds. The following is a brief summary of certain of these risks. Additional information is included in Prospectus Part I and in the Information Supplement. See "Additional Information". Neither the Sponsor nor the Trustee are liable for any default, failure or defect in any of the Bonds.
         Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of the entity. All other Bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds, both within a particular classification and between classifications, depending on numerous factors.
         Mortgage loan obligations may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. A substantial portion of these bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on mortgage revenue bonds.
         Health care revenue bonds have ratings issued for health care facilities that are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates and legislation establishing state rate-setting agencies.
         Public utility bond issuers sell wholesale and retail electric power and gas. General problems of these issuers include difficulty in financing large construction programs in an inflationary period, costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, difficulty in obtaining fuel at reasonable prices, the effect of energy conservation and government regulations.
         Water and/or sewerage revenue bonds are generally payable from user fees. The problems of these issuers include the ability to obtain rate increases, population decline resulting in decreased user fees, financing, environmental considerations, discovering fresh water and the impact of "no-growth" zoning ordinances.
         Industrial revenue bonds ("IRBs") have generally been issued under bond resolutions under which the revenues and receipts payable have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor which may be affected by such things as cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents, extensive competition and financial deterioration resulting from a corporate restructuring.
         Lease bonds are secured by lease payments of a governmental entity and are often in the form of certificates of participation. Although the lease bonds do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease bond is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease bond. However, certain lease bonds contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease bond could result in insufficient funds available for payment of the bonds secured thereby. Although "non-appropriation" lease bonds are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.
         Education bond issuers govern the operation of schools, colleges and universities and revenues are derived mainly from ad valorem taxes or from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the financing of public education, a declining percentage of the population consisting of "college" age individuals, inability to raise tuitions and fees sufficiently and government legislation or regulations which may adversely affect the revenues or costs of the issuers.
         Transportation bonds are payable from revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. Airport operating income may be affected by the ability of the airlines to meet their obligations under use agreements. Payment on bonds related to other facilities may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.
         Certain Bonds are payable from revenues derived from the operation of resource recovery facilities which are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of circumstances such as destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, and operating supplies or facilities, or other unavoidable changes adversely affecting the operation of a project.
         Certain Bonds may have been acquired at a market discount from par value at maturity. The interest rates on these bonds are lower than current market interest rates for newly issued bonds of comparable rating and type. Generally, if interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will increase, and if interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will decrease. The value of bonds purchased at a market discount will generally increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will generally decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.
         Certain Bonds may be "original issue discount" bonds which were issued with interest rates less than rates offered by comparable bonds and were originally sold at a discount from their par value. These bonds may include "zero coupon" bonds which are described below. In a stable interest rate envronment, the market value of an original issue discount bond would tend to increase more slowly in the early years and in greater increments as the bond approached maturity. These bonds may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption plus some premium, if applicable. Under these call provisions, these bonds may be called prior to maturity at a price less than par value. See "Federal Tax Status" for a discussion of the tax consequenses of owning these bonds.
         Certain Bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning these bonds is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the bond. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest income at a rate as high as the implicit yield on the discount bond, but at the same time eliminates the ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality which pay interest.
         Certain Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of these Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to a Trust after the expected dates of delivery, Unitholders who purchase their Units prior to the actual delivery date would be required to adjust their tax basis in their Units for a portion of the interest accruing on those Bonds during the interval between their purchase of Units and the actual delivery of the Bonds. As a result of any adjustment, the Estimated Current Return during the first year would be slightly lower than stated herein. Unitholders will be "at risk" with respect to all Bonds (i.e., may derive either gain or loss from fluctuations in the value of the Bonds) from the date they order Units.

         Certain Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the bond price is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions generally will result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units. See "Portfolio" in Prospectus Part I for a list of the sinking fund and call provisions, if any, with respect to the Bonds. The Sponsor is unable to predict all of the circumstances which may result in redemption of a Bond.
         To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to the Bonds. Such litigation may affect the validity of the Bonds or the tax-free nature of interest payments. While the outcome of litigation can never be predicted, the Fund has received or will receive opinions of bond counsel to the issuers of each Bond on the date of issuance to the effect that the Bonds have been validly issued and interest payments are exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.
         Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." While the Sponsor, Evaluator and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts. The Year 2000 Problem may impact certain issuers of the Bonds to varying degrees, however, the Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on any issuer.

ESTIMATED CURRENT AND LONG-TERM RETURNS
-------------------------------------------------------------------------------

         The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price will vary with changes in the price of the Bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
         In order to acquire certain Bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the Bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related Bonds. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
-------------------------------------------------------------------------------

         GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.

         The initial offering period sales charges are as follows:
                                                                           INITIAL OFFERING PERIOD SALES CHARGE
                                                                                       AS PERCENT OF
                                                                          -------------------------------------
                                                                               PUBLIC OFFERING    OFFERING PRICE
         TRUST                                                                       PRICE            OF BONDS
        -------------------------------------------------------------------------------------------------------
         IM-IT, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts  4.900%             5.152%
         IM-IT Limited Maturity Trusts                                               4.300              4.493
         IM-IT Discount Trusts                                                       4.000              4.167
         IM-IT Intermediate Trusts                                                   3.900              4.058
         State Intermediate Laddered Maturity Trusts                                 3.000              3.093
         IM-IT Short Intermediate Trusts                                             2.000              2.041

         The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:

                                                              SALES CHARGE REDUCTION PER UNIT
                                    -------------------------------------------------------------------------------------
                                        IM-IT, U.S.
                                    TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
--------------------------------    --------------------    --------------------    ----------------      -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00
-----------------------------

         * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

         The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life of a Trust's portfolio:
         YEARS TO MATURITY SALES CHARGE     YEARS TO MATURITY      SALES CHARGE   YEARS TO MATURITY      SALES CHARGE
         --------------------------------  -------------------   --------------  -------------------    --------------
          1                   1.010%          8                      3.627%        15                       5.042%
          2                   1.523           9                      4.167         16                       5.152
          3                   2.041          10                      4.384         17                       5.263
          4                   2.302          11                      4.603         18                       5.374
          5                   2.564          12                      4.712         19                       5.485
          6                   2.828          13                      4.822         20                       5.597
          7                   3.093          14                      4.932   21 to 30                       5.708

         For purposes of computation of the estimated long-term return life, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or (b) the Bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.
         Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts.
         Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen American Capital Distributors, Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
         Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.
         Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
         OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the Bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the Bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the Bonds prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. During the initial offering period, the Evaluator will value the Bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of Bonds may be expected to average approximately 0.5%-1% more than the bid price.
         The aggregate price of the Bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Bonds will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.
         The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.
         A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
         ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.
         UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period for any single transaction as described in the following table, provided that the Units are acquired from the Sponsor.

                                        IM-IT, U.S.
                                        TERRITORIAL
                                       IM-IT, LONG-                                             IM-IT            STATE
                          IM-IT       TERM STATE AND      IM-IT SHORT         IM-IT            LIMITED       INTERMEDIATE
                        DISCOUNT         NATIONAL        INTERMEDIATE     INTERMEDIATE        MATURITY         LADDERED
                          TRUST       QUALITY TRUSTS         TRUST            TRUST             TRUST       MATURITY TRUST
                    ---------------- ----------------  ---------------- ----------------  ---------------- ----------------
  1 - 99 Units          $     18.00      $     30.00       $     10.00       $     25.00      $     27.00       $     20.00
  100 - 249 Units       $     19.00      $     32.00       $     11.00       $     28.00      $     30.00       $     21.00
  250 - 499 Units       $     20.00      $     34.00       $     11.00       $     27.00      $     30.00       $     21.00
  500 - 999 Units       $     20.00      $     35.00       $     12.00       $     30.00      $     32.00       $     23.00
  1,000 - 1,499 Units   $     20.00      $     34.00       $     12.00       $     29.00      $     29.00       $     22.00
  1,500 or more Units   $     20.00      $     34.00       $     12.00       $     29.00      $     29.00       $     22.00

         The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Public Offering--General". In addition to the concessions and agency commissions described in the table, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. These additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
         SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to the sales charge applicable to the transaction involved. See "Public Offering--General". The Sponsor will receive from the Underwriters the excess of this gross sales commission over the amounts set forth in the following table, as of the Date of Deposit. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

                                        IM-IT, U.S.
                                        TERRITORIAL
                                       IM-IT, LONG-                                             IM-IT            STATE
                          IM-IT       TERM STATE AND      IM-IT SHORT         IM-IT            LIMITED       INTERMEDIATE
                        DISCOUNT         NATIONAL        INTERMEDIATE     INTERMEDIATE        MATURITY         LADDERED
                          TRUST       QUALITY TRUSTS         TRUST            TRUST             TRUST       MATURITY TRUST
                    ---------------- ----------------  ---------------- ----------------  ---------------- ----------------
  1 - 99 Units          $     20.00      $     35.00       $     12.00       $     27.00      $     29.00       $     22.00
  100 - 249 Units       $     21.00      $     37.00       $     13.00       $     30.00      $     32.00       $     23.00
  250 - 499 Units       $     22.00      $     39.00       $     13.50       $     29.50      $     32.00       $     23.00
  500 - 999 Units       $     22.00      $     40.00       $     14.00       $     32.50      $     34.50       $     25.00
  1,000 - 1,499 Units   $     22.00      $     39.00       $     14.00       $     31.00      $     31.00       $     24.00
  1,500 or more Units   $     22.00      $     39.00       $     14.00       $     31.00      $     31.00       $     24.00

         A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500

Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., Inc. ("Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.
         In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of the Bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. Underwriters may also realize profits or losses with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the Bonds in the Trusts were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the Bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the Bonds to the Sponsor and the evaluation of the Bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.
         Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.
         MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the Bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

RIGHTS OF UNITHOLDERS
-------------------------------------------------------------------------------

         DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.
         Interest received by a Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.
         Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.
         REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181.
         After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).
         REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.
         Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".
         The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Bonds based on the bid prices of the Bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the Bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless the Bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.
         The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units redeemed. The Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.
         The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.
         CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
         REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the Bonds, actual Trust distributions, Trust expenses, a list of the Bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the Bonds upon request.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
-------------------------------------------------------------------------------

         Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the Bonds or the Sponsor and any policy is non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers are either AMBAC Assurance Corporation or Financial Guaranty Insurance Company. More detailed information regarding insurance on the Bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".
         The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event
(a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the Bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the Bond plus accrued interest to the date of payment and thereby retire the Bond from the Trust prior to the Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. The Trustee, upon the sale of a Bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the Bond (i.e., insurance to maturity of the Bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the Bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the Bonds were sold on an uninsured basis.
         The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                                         FINANCIAL INFORMATION (IN MILLIONS OF DOLLARS)
                                                                        -------------------------------------------------
                                                                              ADMITTED              POLICYHOLDERS'
                               NAME                                            ASSETS                   SURPLUS
      ---------------------------------------------------------------------------------------------------------------------
      AMBAC Assurance Corporation (at 6/30/97)                                $  2,736                $   1,548
      Capital Markets Assurance Corporation (at 9/30/97)                           351                      192
      Financial Guaranty Insurance Company (at 9/30/97)                          2,531                    1,247
      Financial Security Assurance, Inc. (at 9/30/97)                            1,404                      517
      MBIA Insurance Corporation (at 9/30/97)                                    5,100                    1,700

         Because the Bonds are insured by Portfolio Insurers or Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. This rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings" in the Information Supplement. This rating should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or of the Units.
         Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

FUND ADMINISTRATION
-------------------------------------------------------------------------------

         SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan
Stanley, Dean Witter, Discover & Co. ("MSDWD").
         MSDWD is a global financial services firm with a market capitalization of more than $21 billion, which was created by the merger of Morgan Stanley Group Inc. with Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.
         Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
         As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal bonds. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
         If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
         TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
         PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Bonds generally will not be sold or replaced. The Sponsor may, however, direct that Bonds be sold in certain limited situations to protect the Trust based on advice from the Evaluator. These situations may include default in interest or principal payments on the Bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell Bonds designated by the Evaluator for purposes of redeeming Units or payment of expenses. The Evaluator will consider a variety of factors in designating Bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the Bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which Bonds may be sold or replaced. See "Additional Information".
         REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because Bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any Bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.
         AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of Bonds in addition to or in substitution for any of the Bonds initially deposited in the Trust, except for the substitution of certain refunding Bonds. The Trustee will notify Unitholders of any amendment.
         TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last Bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of Bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining Bonds. The sale of Bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".
         LIMITATION ON LIABILITIES. The Sponsor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the Bonds, on it as Trustee under the Trust Agreement or on the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
-------------------------------------------------------------------------------

         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located from state income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any review of the Trust proceedings relating to the issuance of the Bonds or of the basis of such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.
         In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Prospectus:

   (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;
   (2) Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holdling period. Unitholders should consult their own tax advisors with regard to any such constructive sale rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units.The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;
   (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and
   (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.
         Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.
         "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.
         In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced which would reinstate the Superfund Tax for taxable years beginning after December 31, 1997 and before January 1, 2009. Under the provisions of
Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.
         Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to certain other corporations, including securities dealers and other financial intermediaries. Investors with questions regarding these issues should consult their tax advisers.
         In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

         In the opinion of special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.
         All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.
         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.
         For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less.s Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers is the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass through entities may designate their capital gain dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisers as to the tax rate applicable to capital gain dividends.
         For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. Except as otherwise noted in Prospectus Part I, the Trusts do not include any such private activity bonds issued on or after that date.
         In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered dinto after April 30, 1993. Unitholders should consult their tax advisers regarding the potential effect of this provision on their investment in Units.
         Section 86 of the Code provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.
         In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.
         Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.
         Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.
         For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
-------------------------------------------------------------------------------

         The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive the annual supervisory fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing portfolio supervisory services for the Fund. In addition, the Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. These fees may exceed the actual costs of providing these services for a Trust but the total amount received by the Evaluator for providing these services to all Van Kampen American Capital unit investment trusts will not exceed the total cost of providing the services in any calendar year. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of Bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.
         Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As Bonds in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds.
         The following additional charges are or may be incurred by the Trusts:
(a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Bonds to pay such amounts.
         On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

         This Prospectus does not contain all the information set forth in the Registration Statement filed by the Fund with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Bonds, investment risks and general information about the Fund. This Prospectus incorporates by reference the entire Information

Supplement. The Information Supplement may be obtained by contacting the Trustee or is available along with other related materials at the SEC's Internet site (http://www.sec.gov).

OTHER MATTERS
-------------------------------------------------------------------------------

         LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and special counsel to the Fund for New York tax matters. Special counsel to the Fund for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.
         INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                   TABLE OF CONTENTS
          TITLE                                    PAGE
   The Trusts                                         2
      The Fund                                        2
      Objectives and Bond Selection                   2
      Risk Factors                                    3
   Estimated Current and Long-Term Returns            5
   Public Offering                                    5
      General                                         5
      Offering Price                                  7
      Accrued Interest                                8
      Unit Distribution                               8
      Sponsor and Underwriter Compensation            9
      Market for Units                               10
   Rights of Unitholders                             11
      Distributions of Interest and Principal        11
      Reinvestment Option                            11
      Redemption of Units                            12
      Certificates                                   12
      Reports Provided                               13
   Insurance on the Bonds in the Insured Trusts      13
   Fund Administration                               14
      Sponsor                                        14
      Trustee                                        15
      Portfolio Administration                       15
      Replacement Bonds                              15
      Amendment of Trust Agreement                   15
      Termination of Trust Agreement                 15
      Limitation on Liabilities                      16
   Federal Tax Status                                16
   Expenses                                          19
   Additional Information                            20
   Other Matters                                     20
      Legal Matters                                  20
      Independent Certified Public Accountants       20

------------
   No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

   This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.






                                   PROSPECTUS
                                     PART II



                          ----------------------------
                                  FEBRUARY 1998







                               INSURED MUNICIPALS
                                  INCOME TRUST,
                              INSURED MULTI-SERIES

                                       AND

                               INSURED MUNICIPALS
                                INCOME TRUST AND
                             INVESTORS' QUALITY TAX-
                                  EXEMPT TRUST,
                                  MULTI-SERIES










          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL



                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

                           VAN KAMPEN AMERICAN CAPITAL

                             INFORMATION SUPPLEMENT

INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT
TRUST, MULTI-SERIES 300

-------------------------------------------------------------------------------
   This Information Supplement provides additional information concerning the risks and operations of the Fund which is not described in the Prospectus for the Fund. This Information Supplement should be read in conjunction with the Fund's prospectus. This Information Supplement is not a prospectus (but is incorporated into the Prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS

                                                                          PAGE
   Municipal Bond Risk Factors............................................   2
   Insurance on the Bonds in the Insured Trusts...........................   6
   Portfolio Administration...............................................  11
   Trustee Information....................................................  12
   Termination of the Trust Agreement.....................................  13
   Description of Ratings.................................................  14
   Equivalent Taxable Estimated Current Return Tables.....................  16
   Florida Risk Factors...................................................  17
   Michigan Risk Factors..................................................  21
   Minnesota Risk Factors.................................................  22
   Virginia Risk Factors..................................................  25
   Estimated Cash Flows to Unitholders....................................  28

   MUNICIPAL BOND RISK FACTORS

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described on the cover of the related Prospectus Part
I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.
   Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.
   Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.
   Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.
   Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds to make payments of principal and/or interest on such Bonds.
   Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.
   Certain of the Bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.
   Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.
   Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.
   Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.
   Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.
   Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.
   Certain of the Bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.
   Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units.
   Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.
   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS
   Insurance has been obtained by each Insured Trust, by the issuer of Bonds in an Insured Trust, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See Settlement of Bonds in "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are either AMBAC Assurance Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.
   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.
   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond regardless of the identity of the holder thereof) (the

"Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.
   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Fund Administration--Termination of Trust Agreement" in Prospectus Part II).
   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.
   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.
   Capital Markets Assurance Corporation ("CapMAC") is a New York-domiciled monoline stock insurance company which engages only in the business of financial guaranty and surety insurance. CapMAC is licensed in all 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guaranty reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.
   CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's, "AAA" by Duff & Phelps Credit Rating Co. ("Duff & Phelps") and "AAA" by Nippon Investors

Service, Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.
   CapMAC is a wholly-owned subsidiary of CapMAC Holdings Inc. ("Holdings"). In December of 1995, in connection with an initial public offering of its common stock, Holdings became a public company with its common stock listed on the New York Stock Exchange under the symbol "KAP." NEITHER HOLDINGS NOR ANY OF ITS STOCKHOLDERS IS OBLIGATED TO PAY ANY CLAIMS UNDER ANY POLICY ISSUED BY CAPMAC OR ANY DEBTS OF CAPMAC OR TO MAKE ADDITIONAL CAPITAL CONTRIBUTIONS TO CAPMAC.
   CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance laws and regulations of other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.
   CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).
   THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.
   As of September 30, 1997, CapMAC had qualified statutory capital (which consists of policyholders' surplus, statutory capital, and contingency reserves) of $278.6 million, up from $260.2 million at December 31, 1996, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.
   Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone is (212) 755-1155.
   Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation ("AMBAC Assurance"). AMBAC Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of $2,735,772,668 (unaudited) and statutory capital of $1,547,693,950 (unaudited) as of June 30, 1997. Statutory capital consists of AMBAC Assurance's policyholders' surplus and statutory contingency reserve. AMBAC Assurance is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Assurance.
   Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Assurance. The address of AMBAC Assurance's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.
   AMBAC Assurance has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Assurance has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.
   MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.
   As of December 31, 1996, the insurer had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1997, MBIA had admitted assets of $5.1 billion (unaudited), total liabilities of $3.4 billion (unaudited), and total capital and surplus of $1.7 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.
   On November 14, 1997, MBIA Inc. announced the signing of the definitive agreement to merge with CapMAC Holdings Inc. ("CHI"), the parent company of Capital Markets Assurance Corporation ("CapMAC"), in a stock-for-stock transaction valued at $607 million. The announcement also stated that all outstanding policies issued by CapMAC will be backed by the full financial resources of MBIA Inc., and that the agreement is subject to regulatory approvals and approval by CHI shareholders.
   Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG-1," both designated to be of the highest quality.
   Standard & Poor's rates all new issues insured by MBIA "AAA" Prime Grade. Moody's, Standard & Poor's and Fitch IBCA, Inc. (formerly Fitch Investors
Service, L.P.), all rate the claims paying ability of MBIA as "Triple A."
   The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.
   The above ratings are not recommendations to buy, sell or hold the Bonds and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Obligations.
   Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of September 30, 1997, the total capital and surplus of Financial Guaranty was $1,246,695,481. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.
   In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.
   Financial Security Assurance Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

   Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.
   Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., U S WEST Capital Corporation and The Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Financial Security is obligated to pay any debt of Financial Security or its subsidiaries or any claim under any insurance policy issued by Financial Security or its subsidiaries or to make any additional contribution to the capital of Financial Security or its subsidiaries. As of September 30, 1997, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $788,108,000 (unaudited) and $461,203,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $894,461,000 (unaudited) and $401,251,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is (212) 826-0100.
   Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or any of its domestic operating insurance company subsidiaries (including FSA Maryland) are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security and FSA Maryland reinsure a portion of their liabilities under certain of their financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit the obligations of Financial Security or FSA Maryland under any financial guaranty insurance policy.
   The claims-paying ability of Financial Security and FSA Maryland is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Ratings Services, Nippon Investors Service Inc. and Standard & Poor's (Australia) Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.
   Capital Guaranty Insurance Company was involved in a merger in 1995. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly owned subsidiary of Financial Security Assurance Inc.
   The address of FSA Maryland and its telephone number are Steuart Tower, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.
   In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.
   Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.
   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.
   In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.
   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.
   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.
   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION
   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Bonds upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.
   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such Bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "Fund Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Bonds initially deposited is not permitted.
   If any default in the payment of principal or interest on any Bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

                               TRUSTEE INFORMATION
   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Fund.
   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT
   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of Bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of Bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.
   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS
   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.
   The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.
   The ratings are based, in varying degrees, on the following considerations:
       I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.
      II. Nature of and provisions of the obligation.
     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.
   AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.
   AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.
   A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.
   BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

   Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.
   MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable
Moody's rating symbols and their meanings follows:
   Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.
   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.
   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.
   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
   Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
   Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.
               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES
   As of the date of the Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1998. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue

Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $124,500. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of recent Federal tax legislation.

IM-IT

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETUR
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX       4 1 1/42%      5%     5 1 1/42%     6%   6 1 1/42%     7%   7 1 1/42%
          RETURN          RETURN        BRACKET                EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $     0 - 42.35       15%         5.29%     5.88%     6.47%     7.06%     7.65%     8.24%  8.82%
     25.35 - 61.40      42.35 - 102.30      28          6.25      6.94      7.64      8.33      9.03      9.72  10.42
     61.40 - 128.10    102.30 - 155.95      31          6.52      7.25      7.97      8.70      9.42     10.14  10.87
    128.10 - 278.45    155.95 - 278.45      36          7.03      7.81      8.59      9.38     10.16     10.94  11.72
        Over 278.45        Over 278.45    39.6          7.45      8.28      9.11      9.93     10.76     11.59  12.42

FLORIDA

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX        4 1 1/42%     5%     5 1 1/42%    6%    6 1 1/42%    7%    7 1 1/42%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        15%         5.29%     5.88%     6.47%     7.06%     7.65%     8.24%     8.82%
     25.35 - 61.40     42.35 - 102.30       28          6.25      6.94      7.64      8.33      9.03      9.72     10.42
     61.40 - 128.10   102.30 - 155.95       31          6.52      7.25      7.97      8.70      9.42     10.14     10.87
    128.10 - 278.45   155.95 - 278.45       36          7.03      7.81      8.59      9.38     10.16     10.94     11.72
        Over 278.45       Over 278.45     39.6          7.45      8.28      9.11      9.93     10.76     11.59     12.42


-----------------

* The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in this table, because it is generally based on property value rather than income.

MICHIGAN
         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ------------------------------------------------------------------------
          SINGLE           JOINT          TAX      4 1 1/42%     5%    5 1 1/42%     6%    6 1 1/42%    7%     7 1 1/42%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35      18.7%       5.54      6.15      6.77      7.38      8.00      8.61      9.23%
     25.35 - 61.40     42.35 - 102.30     31.2        6.54      7.27      7.99      8.72      9.45     10.17     10.90
     61.40 - 128.10   102.30 - 155.95     34.0        6.82      7.58      8.33      9.09      9.85     10.61     11.36
    128.10 - 278.45   155.95 - 278.45     38.8        7.35      8.17      8.99      9.80     10.62     11.44     12.25
        Over 278.45       Over 278.45     42.3        7.80      8.67      9.53     10.40     11.27     12.13     13.00

MINNESOTA
         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX          4%    4 1 1/42%     5%     5 1 1/42%    6%    6 1 1/42%     7%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35      21.8%       5.12%     5.75%     6.39%     7.03%     7.67%     8.31%     8.95%
     25.35 - 61.40     42.35 - 102.30     34.1        6.07      6.83      7.59      8.35      9.10      9.86     10.62
     61.40 - 128.10   102.30 - 155.95     36.9        6.34      7.13      7.92      8.72      9.51     10.30     11.09
     128.10 - 278.45  155.95 - 278.45     41.4        6.83      7.68      8.53      9.39     10.24     11.09     11.95
       Over 278.45        Over 278.45     44.7        7.23      8.14      9.04      9.95     10.85     11.75     12.66

VIRGINIA
         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX      4 1 1/42%      5%      5 1 1/42%   6%     6 1 1/42%    7%     7 1 1/42%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ---------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        19.9%       5.62%     6.24%     6.87%     7.49%     8.11%     8.74%     9.36%
     25.35 - 61.40     42.35 - 102.30       32.1        6.63      7.36      8.10      8.84      9.57     10.31     11.05
     61.40 - 128.10   102.30 - 155.95       35.0        6.92      7.69      8.46      9.23     10.00     10.77     11.54
     128.10 - 278.45  155.95 - 278.45       39.7        7.46      8.29      9.12      9.95     10.78     11.61     12.44
       Over 278.45        Over 278.45       43.1        7.91      8.79      9.67     10.54     11.42     12.30     13.18

   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the Prospectus.
                              FLORIDA RISK FACTORS
   Population. Historically, population growth has been a crucial driving force for Florida's economy. It has accounted for the state's tendency to outperform the U.S. economy in terms of job creation and total income growth. Between 1980 and 1990, Florida added almost 3.2 million persons, more than any other state except California. The state's population has accelerated since the fiscal year 1990-91 recession, sparked by improving economies. From 1996-97, Florida ranked fourth among the fifty states with an estimated population of 14.63 million. By 1999, Florida's population is expected to average 15.18 million. Florida's attraction, as both a growth and retirement state, has kept net migration fairly steady. Net migration reached a peak of 229,000 in FY 1993-94. It remained close to this peak in FY 1994-95 and FY 1995-96. In FY 1996-97, net migration is estimated to have reached a new peak of 253,000. In FY 1997-98, it is expected to decline to 242,000. Yet, Florida continues to be the fastest growing of the eleven largest states. In addition to attracting senior citizens to Florida as a place for retirement, the State is also recognized as attracting a significant number of working age individuals. Since 1985, the prime working age population (18-44) has grown at an average annual rate of 2.2%. The share of Florida's total working age population (18-59) to total State population is approximately 54%. This share is not expected to change appreciably into the twenty-first century.
   Income. The State's personal income has been growing strongly the last several years and has generally outperformed both the United States as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 1970s, the State's economy has diversified so as to provide a broader economic base. As a result, Florida's real per capita personal income has tracked closely with the national average and has tracked above the southeast. Florida's personal income growth is expected to exceed that for the United States in both FY 1997-98 and 1998-99. Real personal income will increase 3.6% in FY 1998-99, slower than the 5.1% increase expected for FY 1997-98, and only a little faster than the 3.2% increase of FY 1996-97. Florida had a per capita personal income of $24,226 in 1996 and the United States had $24,426. Real per capita income will slow to a 1.8% growth rate in FY 1998-99 from 3.1% in FY 1997-98.
   Because Florida has a proportionately greater retirement age population, property income (dividends, interest and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1996-97 was 54.2% of total personal income, while a similar figure for the nation was 62.4%. Property income accounted for 25.6% of total personal income in Florida in 1996-97 and transfer payments made up 18.7%. Property income and transfer payments for the U.S. were 18.1% and 16.4%, respectively. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.
   Employment. Historically, Florida's economy has outperformed the nation's, a relationship that is expected to continue. Florida has typically created jobs 50% faster than the national rate. Contributing to the State's rapid rate of growth in employment and income is international trade. Changes to its economy have also contributed to the State's strong performance. The State is now less dependent on employment from construction, construction related manufacturing, and resource based manufacturing, which have declined as a proportion of total State employment. In recent years, the State's service sector employment has accounted for approximately 85% of total non-farm employment. While the southeast and the nation have a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs tend to be less sensitive to swings in the business cycle. The State has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. Manufacturing employment is forecast to decline slightly in FY 1997-98 and FY 1998-99.
   As the State's economic growth has slowed from its previous highs, its unemployment rate has tracked above the national average. More recently, Florida's unemployment rate has been below the national average. The State's unemployment rate was 4.8% in November 1996 and 4.6% in November 1997. The national unemployment rate was 5.4% in 1996 and 4.6% as of November 1997.
   The State's economy is expected to decelerate along with the nation, but is expected to outperform the nation as a whole. Florida ranked third nationally and created more than 217,000 new jobs prior to the end of 1997. Total non-farm employment in Florida is expected to increase 3.9% in 1997-98 and 2.6% in 1998-99. In comparison, the U.S. growth rate peaked in the first quarter of 1997 at an annual rate of 3.2% but has slowly declined and is estimated to average 1.3% by FY 1998-99.
   The strongest areas in job growth in Florida in fiscal year 1997-98 and 1998-99 are expected to be in services and a combination of retail and wholesale trade. Services are forecast to lead the economy, growing 4.7%

(105,400 jobs) in fiscal year 1997-98, and accounting for about 50% of total new jobs in that year. Services are the single largest source of employment in Florida, making up about a third of the total in fiscal year 1997-98.
   Wholesale and retail trade is projected to increase 3.6% in fiscal year 1997-98 (59,700 new jobs), which parallels general economic growth. This sector is the second largest, with about 25% of all jobs in the state, and is anticipated to increase 2.3% (39,100 jobs) in fiscal year 1998-99. Construction job growth is expected to decline from 12% (42,000 jobs) in FY 1997-98 to 1.5% (5,600 jobs) in FY 1998-99 because of a slowing economy. Manufacturing will continue to struggle with the effects of international competition.
   Tourism. Tourism is one of Florida's most important industries. Approximately
41.8 million tourists visited the State in 1995. In terms of business activities and State tax revenues, tourists in Florida effectively represented additional residents, spending their dollars predominantly at eating and drinking establishments, hotels and motels, and amusement and recreation parks. The State's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. By the end of fiscal year 1997-98, 43.8 million domestic and international tourists are expected to have visited the State. In 1998-99, tourist arrival should reach a high of 45.6 million, representing 4.1% growth from 1997-98.
   Revenues and Expenses. Estimated fiscal year 1997-98 General Revenue plus Working Capital and Budget Stabilization funds available to the State total $18,150.9 million. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $16,598.5 million of that is Estimated Revenues. With effective General Revenues plus Working Capital Fund appropriations at $17,201.7 million, unencumbered reserves at the end of 1997-98 are estimated at $949.2 million with $263.2 million of this amount from the Working Capital Fund. Estimated fiscal year 1998-99 General Revenue plus Working Capital and Budget Stabilization funds available total $18,546.1 million, a 2.2% increase over 1997-98. The $17,405.5 million in Estimated Revenues represents an increase of 4.9% over the previous year's Estimated Revenues. Total estimated appropriations in the combined General Revenue and Working Capital Fund for 1998-99 are $17,672.4 million, a 5.7% increase from 1997-98.
   In fiscal year 1998-99, approximately 71% of the State's $17,672.4 million General revenue will come from sales tax collections. Corporate income tax, intangible personal property tax and beverage tax will account for 8%, 4% and 3%, respectively, of total General Revenue Funds available during fiscal 1998-99. In that same year, expenditures for education, human services and criminal justice and corrections will amount to approximately 53%, 24% and 16%, respectively, of total expenditures from the General Revenue Fund.
   The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may assess (by referendum) a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other additional taxing powers, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax, cannot exceed 1.0%. For the fiscal year ending June 30, 1999, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) are expected to total $12.5 billion, an increase of 6.5% over fiscal year 1997-98.
   The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.
   The state's second largest funding source for the General Revenue Fund is the corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ending June 30, 1999, receipts from this source are estimated to be $1.4 billion, an increase of 1.5% from fiscal year 1997-98.

   The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine and liquor. This tax is one of the State's major tax sources, with revenues estimated at $463.9 million in fiscal year ending June 30, 1999. Alcoholic beverage tax receipts are expected to increase 1.7% from the previous year's total. This tax generates 3% of the State's total General Revenue and the revenues collected from this tax are deposited into the State's General Revenue Fund.
   The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments and retail charge accounts. The documentary stamp tax collections are expected to total $935 million during fiscal year 1998-99, a 3.8% increase from the previous fiscal year. Of this amount, $347.7 million is to be deposited to the General Revenue Fund.
   The State imposes a gross receipts tax on electric, natural and manufactured gas and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1998-99, this tax is estimated at $642.9 million, an increase of 5% over the current fiscal year.
   The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. The State also imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. The intangible personal property tax provides 4% of the revenues for the General revenue Fund as well as funding the county revenue sharing program. In fiscal year 1998-99, total intangible personal property tax collections are estimated at $1.1 billion, a 2.3% decrease from the prior year in which growth was 15.1%. Of the tax proceeds, $678.4 million will be distributed to the General Revenue Fund.
   The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50.0% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for costs of administering the lottery. Fiscal year 1994-95 lottery ticket sales totaled $2.3 billion, providing education with approximately $874 million. In fiscal year 1998-99, sales are estimated at $2,052 million with $785 million available for education enhancements.
   Debt-Balanced Budget Requirement. As of June 30, 1996, the state's net outstanding debt totaled $9.0 billion. Approximately 67% is full faith and credit bonds while the remaining 33% is comprised of revenue bonds pledging a specific tax or revenue. The Governor's Recommended Budget for fiscal year 1997-98 includes six bond issues totaling $1.38 billion for construction of schools, roads, bridges, and prisons, and the purchase of environmentally sensitive lands.
   The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.
   Litigation. Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on the State's financial position.
   The State of Florida and the tobacco industry settled a lawsuit on August 25, 1997, in which the state sought to recover the costs associated with tobacco usage by Florida residents. The settlement provided for $750 million in payments to the state on or before September 15, 1997, then annual payments beginning September 15, 1998, that will accumulate to about $10.5 billion over 25 years. The estimated payment for FY 1998-99 is $220 million.

   Ratings. The State maintains a bond rating of Aa2, AA+ and AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively, on the all of its general obligation bonds. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Bonds purchased by the fund will not be adversely affected by any such changes.
   The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, it has no reason to believe that the information is not correct in all material respects.

                              MICHIGAN RISK FACTORS
   Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990 and to 15.2 percent in 1997, durable goods manufacturing still represents a sizable portion of the State's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy of the State and on the revenues of the State and some of its local governmental units.
   In July 1995, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aa". In January 1998, Standard & Poor's raised its rating on the State's general obligation bonds to "AA+".
   The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe. In addition, as described in the State's comprehensive annual financial report on file with the Nationally Recognized Municipal Securities Information Repositories, the State is party to a number of lawsuits and legal actions, some of which, if determined adversely to the State, could have a materially adverse impact on the State's finances.
   In recent years, the State of Michigan has reported its financial results in accordance with generally accepted accounting principles. For each of the last five fiscal years, the State ended the fiscal year with its General Fund in balance after transfers from the General Fund to the Budget Stabilization Fund. Those and certain other transfers into and out of the Fund raised the balance in the Budget Stabilization Fund to $1.15 billion as of September 30, 1996. In all but one of the last five fiscal years, the State has borrowed between $500 million and $900 million for cash flow purposes. It borrowed $900 million in each of the 1996 and 1997 fiscal years.
   In November of 1997, the State Legislature adopted legislation to provide for the funding of claims of local school districts, some of whom had alleged in a lawsuit, Durant v. State of Michigan, that the State had, over a period of years, paid less in school aid than required by the State's Constitution. Under this legislation, the State will be required to pay to school districts which were plaintiffs in the suit not more than $212 million from the Budget Stabilization Fund on April 15, 1998, and to other school districts from the Budget Stabilization Fund (i) an additional $32 million per year in the years 1998-99 through 2007-08, and (ii) up to an additional $40 million per year in the years 1998-99 through 2012-13.
   The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceed the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers. In order to comply with this requirement, the State refunded approximately $113 million through income tax credits for the 1995 calendar year.

   On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues, some of which is provided from other new or increased State taxes. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.
   In addition, the State Legislature recently adopted a package of state tax cuts, including a phase out of the intangibles tax, an increase in exemption amounts for personal income tax, and reductions in single business tax.
   Although all or most of the Bonds in the Michigan IM-IT Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, while total State revenue sharing payments have increased in each of the last five years, the State did reduce revenue sharing payments to municipalities below that level otherwise provided under formulas in each of those years.
   The Michigan IM-IT Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978 with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their ability to raise funds for operation and debt service requirements.

                             MINNESOTA RISK FACTORS
   Minnesota's economy continued to out perform the national averages during 1996-97. The annual unemployment rate in Minnesota has been below the U.S. every year since 1985. In November 1997, the state's unemployment rate, on a seasonally adjusted basis, stood at 2.8%, down 1.2 percentage points from the 4.0% observed one year earlier. That unemployment rate was well below the national rate of 4.6%. From November 1996 to November 1997, Minnesota's economy added 53,700 jobs, an increase of 2.2%. This is comparable to the national increase of 2.4%. Services accounted for 41.3% of Minnesota's over-the-year growth, adding 22,200 jobs. Of the major industries, only mining experienced a decrease in employment over the year, down 200 jobs.
   Construction continues to boast the highest growth rate of the major industries, up 4.6%. Minnesota continues to outpace the nation in construction employment growth, whose growth rate was 3.6% from November 1996 to

November 1997. During this time period, employment in the manufacturing sector rose 2.2%, up 9,500 jobs. The national rate was 0.8%.
   In 1996, Minnesota's per capita personal income rose to $25,663, an increase of 6.7% from 1995. The U.S. increase for 1996 was 4.6%.
   Personal income in Minnesota is now estimated to have grown at a 6.6% annual rate during fiscal year 1997, well above the national average of 5.3%. Wage growth was strong, but as in neighboring Midwestern states, all of whom also had strong growth in personal income, the agricultural sector was a major contributor. Prices were higher than average, yields were strong, and federal farm program payments under the 1996 farm bill were much larger than they would have been under the previous program.
   Personal income in Minnesota is forecast to grow by 5.0% during the 1998 fiscal year, slightly below the average rate forecast for the nation. Payroll employment is expected to grow at a 2.1% annual rate, consistent with the national average. Wage and salary income growth, however, is projected to lag the national average rate as states outside the Midwest also begin to feel labor market pressures and part-time workers elsewhere increase their hours to, or beyond, the levels they desire. Farm income in the 1998 fiscal year is also forecast to be down from the high levels reported during fiscal year 1997 since commodity prices have returned to more normal levels.
   Minnesota's fiscal period is a biennium. General Fund revenues and transfers-in totaled $10.202 billion for fiscal year 1997, up 6.1% from those for fiscal year 1996. Actual total resources were $11.546 billion. General Fund expenditures and transfers-out for the year totaled $9.551 billion, a decrease of almost 1% from the previous year. Of this amount, $3.3 billion went to education, children and families. The actual ending balance for fiscal year 1997 was $1.995 billion, $364 million higher than forecast. Much of the unexpected growth was due to higher than anticipated capital gains realizations in 1996.
   The top three revenue producers of the State's $11.546 billion total resources were: individual income tax at $4.768 billion, sales tax at $3.03 billion, and non-dedicated revenue at $974.4 million. These three sources comprised approximately 41%, 26% and 8.5%, respectively, of the total resources.
   As of November 1997, revenues for the 1998-99 biennium are forecast at $21.045 billion, a 3.6% or $729 million increase from end of the session estimates. The higher revenue base for Fiscal Year 1997 and a slight improvement in the outlook for Minnesota's economy were the major sources of additional revenue. The reduction in the federal capital gains tax rate is expected to encourage investors to realize profits more rapidly than in the past, further adding to state revenues. Expenditures and transfers for the biennium are estimated at $20.669 billion, leaving a budgetary balance of $1.360 billion. Expenditures are $256 million (1.2%) below earlier estimates. Slower growth in human services spending accounts for nearly all of the forecast expenditure savings. The available general fund balance at the end of the biennium is projected at $453 million.
   General Fund debt service for the 1998-99 biennium is estimated to be $581 million. This amount is for funding outstanding general obligation bonds, new bonds to be sold for currently authorized projects and a projected capital budget of $500 million in the 1998 legislative session.
   The State's budget reserve for the 1998-99 biennium is doubled to $522 million (an increase from $233.5 million in fiscal year 1997) or 5% of fiscal year 1999 spending to protect against economic uncertainty.
   The state issued $170.0 million of new general obligation bonds, and $172.1 million of general obligation bonds were redeemed during 1997, leaving an outstanding balance of $2.2 billion. General obligation bonds authorized but unissued as of June 30, 1997 were $912.6 million.
   Minnesota Statutes, Section 16A.641 provides for an annual appropriation for transfer to the Debt Service Fund. The amount of the appropriation is to be such that, when combined with the balance on hand in the Debt Service Fund on December 1 of each year for state bonds, it will be sufficient to pay all general obligation bond principal and interest due and to become due through July 1 in the second ensuing year. If the amount appropriated is insufficient when combined with the balance on hand in the Debt Service Fund, the state constitution requires the state auditor to levy a statewide property tax to cover the deficiency. No such property tax has been levied since 1969 when the law was enacted requiring the appropriation. In fiscal year 1996, total operating transfers to the Debt Service Fund were $277.522 million.
   The Governor's budget recommends a General Fund appropriation of $545.6 million for fiscal year 1998-99 for debt service on bonds sold for existing authorizations, bonds authorized but unissued, and new bonds anticipated to be authorized in the 1998 legislative session. This amount represents 2.8% of total general fund spending. The Governor also proposed $16.6 million be appropriated to pay remaining state claims from the Cambridge Bank Litigation judgment, rather than issuing additional revenue bonds for this purpose.
   In May 1996, Moody's Investor Services upgraded Minnesota's general obligation bond rating to Aaa. In August 1997, Standard & Poor's raised the state's general obligation bond rating to AAA from AA+. Fitch's rates Minnesota bonds at AAA.

                              VIRGINIA RISK FACTORS
   The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (Federal, state and local). The Federal government is a major employer in Virginia due to the heavy concentration of Federal employees in the metropolitan Washington, D.C. segment of northern Virginia and the military employment in the Hampton Roads area, which houses the nation's largest concentration of military installations, although civilian defense employment has been adversely affected by the retrenchment of the military sector and continues to decrease.
   As the expansion phase of the current economic cycle further matures, Virginia's economy is expected to grow moderately over the next few years. Virginia's job growth is expected to slightly outperform the nation over the next few years. This reverses a trend of the last two years in which federal government downsizings placed a drag on total income growth. Likewise, Virginia is also expected to outperform the nation in personal income growth.
   The Virginia economy experienced continued growth in fiscal year 1996 as the expansion entered its fourth year. Both total nonagricultural employment and personal income growth slowed. The anticipated slowdown in the Virginia economy occurred in fiscal year 1996 as employment increased by a modest 1.8%. The services and trade sectors recorded stronger job growth than forecast, while the government, construction, finance, insurance, and real estate sectors all were much weaker than anticipated. These gains amounted to almost 53,500 new jobs, only about two-thirds of the 86,600 new jobs created in fiscal year 1995. Northern Virginia experienced the best job growth among the state's metropolitan statistical areas during 1996, at 2.6% or 23,500 jobs.
   In fiscal year 1997, Virginia is expected to add 65,500 nonagricultural jobs for growth of 2.1%. Services will again lead job growth at 4.4%, with gains of 39,500 jobs, only 200 more new jobs than in fiscal year 1996. Wholesale and retail trade will add almost 19,200 jobs. Job growth is forecast to continue to close to this level over the next biennium. The forecast anticipates that 59,600 new jobs will be created in fiscal year 1998. However, manufacturing employment continues to decline with an expected job loss of 3,000 in fiscal year 1997, or a decrease of 0.7%. Small job increases of 0.3% are predicted for fiscal year 1998. Most of the manufacturing job losses have occurred in textiles and apparel. This loss in manufacturing employment emphasizes the shift from a goods-producing economy to a service-producing one.
   The impact of federal government downsizing remains an important concern over the next few years. The loss of high-paying manufacturing and federal government jobs has significantly contributed to Virginia's recent underperformance in comparison to the nation. The previous five years of federal government defense and non-defense downsizing have already taken more than 36,000 jobs from the Virginia economy - nearly one-half of a typical year's job growth. Federal government downsizing was even more pronounced in fiscal year 1996 than in the previous two fiscal years (recording job losses of 4,100 and 4,500 in fiscal years 1994 and 1995, respectively) as federal civilian government employment declined by 5,000 jobs. Most of the job losses during 1994-96 resulted from continued defense downsizing and federal government cutbacks in Northern Virginia and Hampton Roads.
   The unemployment picture brightened in Virginia in fiscal year 1996. Virginia's unemployment rate of 4.4% was below the national average of 5.4%. Virginia's unemployment rate has typically been one of the lowest in the nation, largely as a result of the balance found in Virginia's economy, and has remained consistently below the national rate.
   Personal income figures for Virginia have generally followed national trends. Changes in the Commonwealth personal income were generally higher than the U.S. figures in the 1980's. Since then, the Commonwealth and the nation have grown at similar rates. Virginia's per capita personal income of $25,212 for 1996 was 103% of the national figure, an increase of 4.1% from the previous year. Total personal income in Virginia is forecast to grow at 5.2% in fiscal year 1997 and 4.9% in fiscal year 1998. The largest portion of personal income, wages and salaries, is expected to increase 5.3% and 4.9% in fiscal years 1997 and 1998, respectively.
This growth is expected to outperform U.S. personal income gains.
   The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1995, fiscal year, the General Fund had an ending fund balance computed on a budgetary cash basis of $350.7 million, of which $151.6 million was in required reserves. Approximately $199.1 million thereof was designated for expenditure during the next fiscal year, leaving no undesignated, unreserved fund balance. This is the first year since fiscal year 1991 that there has not been an undesignated fund balance. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1995, was $(86.4) million, compared with a General Fund balance at the end of the fiscal year ended June 30, 1994, of $185.3 million. The fiscal year 1995 deficit in the General Fund when measured on the GAAP basis of accounting is the result of a settlement and subsequent ruling by the Virginia Supreme Court in the case of Harper v. Department of Taxation relating to the tax treatment of federal retiree's benefits.
   In fiscal year 1996, total general fund revenues grew 6.9% to $7,356.1 million, exceeding the official forecast of $7,302.7 million (6.1% growth) by $53.4 million. This marked the sixth consecutive year that actual revenue collections slightly exceeded the official forecast.
   General fund revenues for fiscal year 1996 consisted of the following: individual income tax at $4,348 million or 59.1% of total general fund revenue, state sales and use tax at $1,722 million or 23.4%, corporate income tax at $402.3 million or 5.5%, insurance premiums tax at $218 million or 3%, public utility tax at $115.5 million or 1.6%, and miscellaneous taxes and other revenues at $550.2 million or 7.5% of total general fund revenue. From 1995-96, corporate income taxes increased by 6.9%, individual income taxes increased by 7.9%, sales and use tax increased 3.9%, and the public utility tax increased by 6.3%.
   A surge in collections of net individual income taxes, particularly in nonwithholding payments, accounted for most of the revenue surplus in fiscal year 1996. The $67.6 million surplus in net individual income taxes more than offset a $31.3 million shortfall in the corporate income tax source. The remaining three major sources--insurance company premium taxes, public service gross receipts taxes, and sales and use taxes--fell short of the official estimates, but remained close to their respective forecasts. Miscellaneous taxes and other revenues finished the fiscal year with a $28.8 million surplus. Stronger than expected collections of wills, suits, and deeds, estate and gift taxes, and interest on state monies provided the bulk of the gain in miscellaneous revenues. Total revenues are expected to grow by 4.6% for fiscal year 1997 and 4.7% for fiscal year l998.
   For fiscal years 1997 and 1998, the Governor has recommended amendments to fund the supplemental federal retiree settlement. For those retirees who were unable to participate in the first two settlements, the Governor proposed increases from the general fund of $499,409 for fiscal year 1997 and $320,895 for fiscal year 1998.
   As of June 30, 1995, total debt of the Commonwealth aggregated $9.3 billion. Of that amount, $2.7 billion was tax-supported. Outstanding general obligation debt backed by the full faith and credit of the Commonwealth was $963 million at June 30, 1995. Of that amount, $524 million was also secured by revenue producing capital projects.
   The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1995 would permit an additional total of approximately $6 billion of bonds secured by revenue-producing projects and approximately $6.1 billion of unsecured general obligation bonds for capital projects, with not more than approximately $1 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a state-wide election. In 1996, the Commonwealth issued over $259 million in bonds.
   The Commonwealth of Virginia maintains a "triple A" rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.) on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurance that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

                       ESTIMATED CASH FLOWS TO UNITHOLDERS
   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

   IM-IT
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      March        1998                                  $ 1.66                                          $  1.66
      April        1998  - June       2007                 3.83                                             3.83
      July         2007                                    3.70                  $105.48                  109.18
      August       2007  - December   2019                 3.39                                             3.39
      January      2020                                    3.35                    55.52                   58.87
      February     2020  - August     2021                 3.16                                             3.16
      September    2021                                    3.04                    92.71                   95.75
      October      2021  - May        2022                 2.78                                             2.78
      June         2022                                    2.51                   212.64                  215.15
      July         2022  - July       2024                 1.91                                             1.91
      August       2024                                    1.91                     5.55                    7.46
      September    2024  - January    2026                 1.91                                             1.91
      February     2026                                    1.91                    44.42                   46.33
      March        2026  - November   2026                 1.91                                             1.91
      December     2026                                    1.77                   111.03                  112.80
      January      2027  - July       2027                 1.45                                             1.45
      August       2027                                     .89                   266.49                  267.38
      September    2027  - May        2028                  .37                                              .37
      June         2028                                     .21                    49.97                   50.18
      July         2028  - September  2028                  .17                                              .17
      October      2028                                     .11                    55.52                   55.63
      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JUNE AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 DECEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      June         1998                                  $13.30                                        $13.30
      December     1998  - June       2007                23.25                                         23.25
      July         2007                                                      $ 105.48                  105.48
      December     2007                                   20.88                                         20.88
      June         2008  - December   2019                20.56                                         20.56
      January      2020                                                         55.52                   55.52
      June         2020                                   19.37                                         19.37
      December     2020  - June       2021                19.17                                         19.17
      September    2021                                                         92.71                   92.71
      December     2021                                   17.90                                         17.90
      June         2022                                   16.59                212.64                  229.23
      December     2022  - June       2024                11.60                                         11.60
      August       2024                                                          5.55                    5.55
      December     2024  - December   2025                11.60                                         11.60
      February     2026                                                         44.42                   44.42
      June         2026                                   11.60                                         11.60
      December     2026                                   11.48                111.03                  122.51
      June         2027                                    8.84                                          8.84
      August       2027                                                        266.49                  266.49
      December     2027                                    3.93                                          3.93
      June         2028                                    2.15                 49.97                   52.12
      October      2028                                     .67                 55.52                   56.19
   FLORIDA
   MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      March        1998                                  $ 1.62                                          $  1.62
      April        1998  - September  2008                 3.75                                             3.75
      October      2008                                    3.64                  $ 82.83                   86.47
      November     2008  - August     2009                 3.40                                             3.40
      September    2009                                    3.26                   115.97                  119.23
      October      2009                                    2.82                    86.15                   88.97
      November     2009  - May        2021                 2.57                                             2.57
      June         2021                                    2.57                    19.88                   22.45
      July         2021                                    2.49                    69.59                   72.08
      August       2021  - September  2021                 2.29                                             2.29
      October      2021                                    2.29                    19.88                   22.17
      November     2021  - December   2022                 2.29                                             2.29
      January      2023                                    2.10                   165.67                  167.77
      February     2023  - June       2023                 1.63                                             1.63
      July         2023                                    1.57                    46.39                   47.96
      August       2023  - July       2024                 1.44                                             1.44
      August       2024                                    1.44                     9.94                   11.38
      September    2024  - December   2027                 1.44                                             1.44
      January      2028                                    1.34                    82.83                   84.17
      February     2028  - July       2028                 1.11                                             1.11
      August       2028                                     .91                   165.68                  166.59
      September    2028  - November   2028                  .44                                              .44
      December     2028                                     .01                   132.53                  132.54
      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      July         1998                                  $16.81                                        $16.81
      January      1999  - July       2008                22.75                                         22.75
      October      2008                                                      $  82.83                   82.83
      January      2009                                   21.60                                         21.60
      July         2009                                   20.67                                         20.67
      September    2009                                                        115.97                  115.97
      October      2009                                                         86.15                   86.15
      January      2010                                   17.40                                         17.40
      July         2010  - January    2021                15.61                                         15.61
      June         2021                                                         19.88                   19.88
      July         2021                                   15.53                 69.59                   85.12
      October      2021                                                         19.88                   19.88
      January      2022  - July       2022                13.96                                         13.96
      January      2023                                   13.77                165.67                  179.44
      July         2023                                    9.86                 46.39                   56.25
      January      2024  - July       2024                 8.79                                          8.79
      August       2024                                                          9.94                    9.94
      January      2025  - July       2027                 8.79                                          8.79
      January      2028                                    8.69                 82.83                   91.52
      July         2028                                    6.77                                          6.77
      August       2028                                                        165.68                  165.68
      December     2028                                    2.31                132.53                  134.84
   MICHIGAN
   MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      March        1998                                  $ 1.63                                          $  1.63
      April        1998  - April      2007                 3.77                                             3.77
      May          2007                                    3.67                  $ 81.40                   85.07
      June         2007  - May        2009                 3.43                                             3.43
      June         2009                                    3.23                   162.82                  166.05
      July         2009  - April      2019                 2.76                                             2.76
      May          2019                                    2.76                    45.58                   48.34
      June         2019  - April      2023                 2.76                                             2.76
      May          2023                                    2.58                   162.82                  165.40
      June         2023  - April      2025                 2.14                                             2.14
      May          2025                                    1.94                   162.81                  164.75
      June         2025  - April      2027                 1.48                                             1.48
      May          2027                                    1.41                    56.98                   58.39
      June         2027  - November   2027                 1.25                                             1.25
      December     2027                                     .70                   162.82                  163.52
      January      2028  - May        2028                  .59                                              .59
      June         2028                                     .04                   162.81                  162.85
      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      July         1998                                  $16.88                                        $16.88
      January      1999  - January    2007                22.86                                         22.86
      May          2007                                                      $  81.40                   81.40
      July         2007                                   22.07                                         22.07
      January      2008  - January    2009                20.81                                         20.81
      June         2009                                                        162.82                  162.82
      July         2009                                   19.93                                         19.93
      January      2010  - January    2019                16.74                                         16.74
      May          2019                                                         45.58                   45.58
      July         2019  - January    2023                16.74                                         16.74
      May          2023                                                        162.82                  162.82
      July         2023                                   15.31                                         15.31
      January      2024  - January    2025                12.98                                         12.98
      May          2025                                                        162.81                  162.81
      July         2025                                   11.46                                         11.46
      January      2026  - January    2027                 9.01                                          9.01
      May          2027                                                         56.98                   56.98
      July         2027                                    8.46                                          8.46
      December     2027                                                        162.82                  162.82
      January      2028                                    6.37                                          6.37
      June         2028                                    2.46                162.81                  165.27
   MINNESOTA
   MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      March        1998                                  $ 1.59                                          $  1.59
      April        1998  - November   2009                 3.68                                             3.68
      December     2009                                    3.47                  $171.14                  174.61
      January      2010  - June       2017                 2.97                                             2.97
      July         2017                                    2.97                    48.90                   51.87
      August       2017  - March      2019                 2.97                                             2.97
      April        2019                                    2.77                   171.15                  173.92
      May          2019  - January    2021                 2.29                                             2.29
      February     2021                                    2.14                   122.25                  124.39
      March        2021  - January    2022                 1.81                                             1.81
      February     2022                                    1.71                    80.69                   82.40
      March        2022  - January    2023                 1.49                                             1.49
      February     2023                                    1.34                   119.80                  121.14
      March        2023  - November   2024                 1.01                                             1.01
      December     2024                                     .83                   146.70                  147.53
      January      2025  - June       2027                  .42                                              .42
      July         2027                                     .27                   122.25                  122.52
      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      July         1998                                  $16.51                                        $16.51
      January      1999  - July       2009                22.35                                         22.35
      December     2009                                                      $ 171.14                  171.14
      January      2010                                   21.41                                         21.41
      July         2010  - January    2017                18.05                                         18.05
      July         2017                                   18.05                 48.90                   66.95
      January      2018  - January    2019                18.05                                         18.05
      April        2019                                                        171.15                  171.15
      July         2019                                   15.78                                         15.78
      January      2020  - January    2021                13.90                                         13.90
      February     2021                                                        122.25                  122.25
      July         2021                                   11.32                                         11.32
      January      2022                                   10.98                                         10.98
      February     2022                                                         80.69                   80.69
      July         2022                                    9.28                                          9.28
      January      2023                                    9.06                                          9.06
      February     2023                                                        119.80                  119.80
      July         2023                                    6.51                                          6.51
      January      2024  - July       2024                 6.17                                          6.17
      December     2024                                                        146.70                  146.70
      January      2025                                    5.40                                          5.40
      July         2025  - January    2027                 2.60                                          2.60
      July         2027                                    2.45                122.25                  124.70
   VIRGINIA
   MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      March        1998                                  $ 1.64                                          $  1.64
      April        1998  - December   2008                 3.80                                             3.80
      January      2009                                    3.59                  $163.13                  166.72
      February     2009  - May        2009                 3.12                                             3.12
      June         2009                                    2.91                   163.13                  166.04
      July         2009  - September  2009                 2.43                                             2.43
      October      2009                                    2.30                    99.51                  101.81
      November     2009  - June       2017                 2.02                                             2.02
      July         2017                                    2.02                    32.63                   34.65
      August       2017  - June       2025                 2.02                                             2.02
      July         2025                                    1.80                   179.44                  181.24
      August       2025                                    1.30                                             1.30
      September    2025                                     .69                   179.45                  180.14
      October      2025  - March      2029                  .57                                              .57
      April        2029                                     .47                    81.56                   82.03
      May          2029  - June       2029                  .24                                              .24
      July         2029                                     .15                    81.57                   81.72
      SEMI-ANNUAL
               DISTRIBUTION DATES
                  (EACH MAY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 NOVEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ------------------------------------           ------------              ------------            ------------
      May          1998                                  $ 9.33                                          $  9.33
      November     1998  - November   2008                23.02                                            23.02
      January      2009                                                          $163.13                  163.13
      May          2009                                   20.09                                            20.09
      June         2009                                                           163.13                  163.13
      October      2009                                                            99.51                   99.51
      November     2009                                   14.70                                            14.70
      May          2010  - May        2017                12.26                                            12.26
      July         2017                                                            32.63                   32.63
      November     2017  - May        2025                12.26                                            12.26
      July         2025                                                           179.44                  179.44
      September    2025                                                           179.45                  179.45
      November     2025                                    7.07                                             7.07
      May          2026  - November   2028                 3.52                                             3.52
      April        2029                                                            81.56                   81.56
      May          2029                                    3.09                                             3.09
      July         2029                                     .41                    81.57                   81.98

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of Registration Statement comprises the following papers and documents: The facing sheet and the Cross-Reference sheet The Prospectus and the signatures The consents of independent public accountants, ratings services and legal counsel

     The following exhibits:

     1.1  Copy of Trust Agreement.


     1.5  Form of Master Agreement Among Underwriters. Reference is made to
          Exhibit 1.5 to the Registration Statement on Form S-6 for Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-36891) as filed on January 29, 1998.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion of counsel as to the Federal, Florida, Minnesota and Virginia income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

     3.4 Opinion and consent of counsel as to income tax status to Michigan residents of Units of the Michigan Trust.

     4.1  Consent of Interactive Data Corporation.

     4.2  Consent of Standard & Poor's with respect to the Insured Trusts.

     4.3  Consent of Grant Thornton LLP.

     EX-27 Financial Data Schedules.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 24th day of February, 1998.

             INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY
                       TAX-EXEMPT TRUST, MULTI-SERIES 300



                             By                     GINA M. COSTELLO
                                                     Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 24, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive              )
                                       Officer                                )


John H. Zimmerman                   President and Chief Operating             )
                                       Officer

Ronald A. Nyberg                    Executive Vice President and              )
                                       General Counsel

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

                           GINA M. COSTELLO
                                (Attorney-in-fact*)

-------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.